Form 10-K, Exhibit 13
period 1995-06-30
VIKING OFFICE PRODUCTS INC
filed 1995-09-26
CIK 859303

                                                                  EXHIBIT 13.1





                                    VIKING
                                OFFICE PRODUCTS

                              1995 ANNUAL REPORT
                        FISCAL YEAR ENDED JUNE 30, 1995



       [Artwork of Viking Office Products Catalogs encircling the globe]

               EVERYWHERE IN THE UNITED STATES, UNITED KINGDOM,
                 REPUBLIC OF IRELAND, FRANCE, THE NETHERLANDS,
                     LUXEMBOURG, BELGIUM AND AUSTRALIA...
                               VIKING DELIVERS!
                                      --------

                            RIGHT THERE -- WITHOUT
[PHOTO OF DELIVERY MAN      LEAVING THE CONVENIENCE    [PHOTO OF TYPICAL VIKING
    APPEARS HERE]               OF HER DESK...          CUSTOMER APPEARS HERE]


                              ...VIKING DELIVERS
                             MOST EVERYTHING FREE,
                                  SAME DAY OR
                                OVERNIGHT, AND
                             SAVES HER UP TO 69%!


- --------------------------------------------------------------------------------
[CUSTOMER PHOTO APPEARS HERE] LOVE THAT MY BUSINESS RAN AS SMOOTHLY AS YOURS!

I feel I really must write to tell you how impressed I am with the service you offer. We run two dental practices and always buy whatever supplies we can from your company, knowing that delivery will be prompt and any problems will be dealt with in a most courteous and efficient manner. Please accept my sincere congratulations on a superbly-run organisation. I would love to think that my business ran as smoothly as yours.

                        Bridget K. Ashton
                        Plymouth, Devon, England
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
[CUSTOMER PHOTO APPEARS HERE]    I WAS ASTONISHED!

Late one afternoon I telephoned Viking Direct to make inquiries regarding ordering and account facilities. To my astonishment an account was opened immediately, my order was taken and I had the stationery the very next morning! When I added the Viking one-year guarantee and 30-day free trial to this level of service, I felt compelled to advise my Head Office to switch stationery suppliers. Please pass my compliments on to all your team, who must be very proud to work for a company which obviously has the highest commitment to customer service.

                        C. M. Jones
                        Dingle Belles Vehicle
                        Accessory Group
                        Up Holland, Lancashire, England
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
[CUSTOMER PHOTO APPEARS HERE]    THANKS FOR MAKING THE TASK EASIER!

We are a small, but fast growing company that at first only used Superstores as our main office supplier. After receiving one of your sale catalogs in the mail one day we decided to give your company a try. You didn't let us down! Since then we have been ordering from you more than any of the others, thanks to your friendly customer service reps., ease and timely way the orders are taken, and the important fact that your items are always in stock. Your orders always arrive promptly, and with today's increasing concern for the environment, you don't overload the orders with packing peanuts! We just wanted to say THANK YOU for making the task of ordering office supplies that much easier! Keep up the good work!

                        Catherine Lord
                        President
                        Fawn Run Corp.
                        Mahwah, NJ
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
[CUSTOMER PHOTO APPEARS HERE]     IF THE WORLD RAN AS WELL, THINGS WOULD
                                  DEFINITELY BE BETTER!

I have to tell you about my last order. It is unbelievable. WOW. On Monday, after 5pm, I placed an order for 6 full cartons of copy paper. I told the order taker that I know that Viking is fast but there is no hurry -- we would use it later in the week. Second WOW. Shortly after 9am the next day, the paper arrived at the door. I couldn't believe it. I just hung up the phone it seemed. And besides I ordered late in the day. You should be home by then!! I just can't tell you how pleased we are. If our carnival runs as smoothly as this or if the world ran as well, things would definitely be better. Thanks again and WOWs to all.

                        Rev. Michael Happy Hoyer
                        Pastor
                        Our Lady Queen of Martyrs Church
                        Fort Lauderdale, FL
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
[CUSTOMER PHOTO APPEARS HERE]    EVEN AFTER YEARS, YOU REPLACED IT FREE!

I am writing to commend you on your excellent service. Recently we contacted you regarding a paper cutter we had purchased from you a few years ago that was broken. It was under warranty according to the catalog but we were unable to retrieve our receipt. You immediately told us to send it back to you and we received a new one the next day. Thank you for your promptness and for standing behind your products. We have always received excellent service from your company and will continue to order our office supplies from you. Your company has been the most efficient office supply company that we have ever done business with. Again, thanks!

                        Vickie Miller
                        Secretary
                        Warren Assembly of God
                        Cincinnati, OH
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
[CUSTOMER PHOTO APPEARS HERE]    YOUR SERVICE REMAINS UNBEATABLE!

On Thursday, I faxed an order to your company at 8:50 AM. By 9:00 AM my new account was being verified by your staff. At approximately 10:30 AM next day, my goods arrived. This is one occasion that I can honestly say that the service you provide remains unbeatable. My company is a small consultancy which operates on a worldwide basis. Sometimes I do become involved with vendors for our clients, and it is with this in mind that I shall do my best to promote Viking Direct Ltd. Once again, thank you for the unbeatable service.

                        S. Wears
                        Dakka Engineering Services, Ltd.
                        Tyne & Wear, United Kingdom
- --------------------------------------------------------------------------------

VIKING  CONTINUES TO GROW!
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

REVENUES                                        ACTIVE CUSTOMERS
1990 TO 1995                                    1990 TO 1995

MILLIONS OF DOLLARS                             THOUSANDS

[GRAPH APPEARS HERE]                            [GRAPH APPEARS HERE]

1990   $157.9                                   1990      423
1991   $226.3                                   1991      571
1992   $320.1                                   1992      745
1993   $449.7                                   1993    1,010
1994   $565.1                                   1994    1,240
1995   $811.9                                   1995    1,530


NET INCOME                                      EARNINGS PER SHARE
1990 TO 1995                                    1990 TO 1995

MILLIONS OF DOLLARS                             DOLLARS

[GRAPH APPEARS HERE]                            [GRAPH APPEARS HERE]

1990   $ 5.2                                    1990    $0.19
1991   $ 7.8                                    1991    $0.22
1992   $12.8                                    1992    $0.34
1993   $17.2                                    1993    $0.42
1994   $31.8                                    1994    $0.76
1995   $46.1                                    1995    $1.08
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *  1

                   VIKING GETS "CLOSER" TO ITS CUSTOMERS...
          WITH "FANATICAL" CUSTOMER SERVICE, FREE OVERNIGHT DELIVERY
                     AND THE BEST PEOPLE IN THE BUSINESS!
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Los Angeles, California

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Dallas, Texas

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Cincinnati, Ohio

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
East Windsor, Connecticut


[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Jacksonville, Florida

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Seattle, Washington

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Minneapolis, Minnesota


[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Leicester, England, U.K.

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
London, England, U.K.

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Paris, France


[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Sydney, Australia

[PHOTO OF VIKING EMPLOYEES APPEARS HERE]
Venlo, The Netherlands

2  * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                              TO OUR SHAREHOLDERS
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

[PHOTO OF IRWIN HELFORD APPEARS HERE]

VIKING BELIEVES THAT IT'S NOT WHAT YOU SAY THAT COUNTS, IT'S WHAT YOU DO. IN FISCAL YEAR 1995, VIKING DID A LOT!

Record revenues of $811.9 million increased 43.7% over 1994. Net income increased even more, 45.1% over last year to a record $46.1 million. Earnings per share were $1.08 compared to $.76 in 1994.

Gross margins were affected by skyrocketing paper costs and new country opening promotions. Catalog costs rose as paper expense escalated and U.S. postage increased. Yet through it all, our overhead costs (SG&A) were reduced by 90 basis points. And, our net income rose faster than sales.

In just 14 months, we opened new markets in Belgium, Luxembourg, The Netherlands and Ireland. We doubled the size of our main facilities in the U.K. and added our London distribution center. Even in the U.S., we greatly increased our capabilities and added a distribution satellite in Minneapolis. We now provide delivery the same day a customer calls in seven major U.S. markets, London and Leicester, England, Paris, France and Sydney, Australia.

Our customers now buy more from Viking than ever before. Their loyalty and retention is at the highest level in our history.

Accomplishments like these are only possible with the finest employees and exceptional managers. They're here.

/s/ Irwin Helford

Irwin Helford
President, Chief Executive Officer,
Chairman of the Board

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *  3

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                             FINANCIAL HIGHLIGHTS
               (Dollars In Thousands, Except Per Share Amounts)

                                                           1995           1994           1993          1992          1991
                                                         --------       --------       --------      --------      --------
OPERATING RESULTS:
     Revenues                                            $811,899       $565,055       $449,687      $320,066      $226,345
     Cost of Goods Sold,
          Including Delivery                              535,789        365,159        292,486       205,984       145,627
                                                         --------       --------       --------      --------      --------
     Gross Profit                                         276,110        199,896        157,201       114,082        80,718
     Selling, General and
           Administrative Expenses                        211,611        152,224        127,843        93,172        66,700
                                                         --------       --------       --------      --------      --------
     Operating Income                                      64,499         47,672         29,358        20,910        14,018
     Other Income                                           7,929          4,579          2,953         2,214         1,498
     Interest Expense                                         164            167            182           700         2,056
                                                         --------       --------       --------      --------      --------
     Income Before Income Taxes                            72,264         52,084         32,129        22,424        13,460
     Income Taxes                                          26,158         20,304         14,972         9,599         5,684
                                                         --------       --------       --------      --------      --------
     Net Income                                          $ 46,106       $ 31,780       $ 17,157      $ 12,825      $  7,776
                                                         ========       ========       ========      ========      ========
     Net income per common
          and common equivalent share (/1/)                 $1.08          $0.76          $0.42         $0.34         $0.22
                                                         ========       ========       ========      ========      ========

FINANCIAL POSITION:
     Working Capital                                     $127,580       $ 95,223       $ 68,699      $ 49,464      $ 25,508
     Total Assets                                         308,344        227,220        165,345       135,662        95,892
     Long-Term Debt                                            --             --             --            --        13,000
     Stockholders' Equity                                 208,526        150,232        112,660        95,080        54,963

(/1/) Restated for 2-for-1 stock splits in January 1992 and May 1994.

4  * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

VIKING  UNITED STATES
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Viking's domestic business in 1995 grew at an exceptional rate -- amid the most competitive market ever. U.S. revenue increased more than 21% to $360.3 million, while catalog mailings grew only 5%, reflecting greater customer response.

Our active customer base in the U.S. grew by 10% to 689,000. On average, these customers purchased 11% more from Viking in 1995 than they did in 1994. Most important of all, 70% who ordered in 1994 continued to buy from Viking in 1995. Over 200,000 new business customers began with Viking during 1995.

Impressing customers is Viking's primary mission. Practically all orders are delivered complete, overnight and free, nationwide. Customers now get "same-day delivery" in Los Angeles, Dallas, Cincinnati, Hartford, Jacksonville, Seattle and Minneapolis. Viking's results in 1995 reconfirm its belief:
"IT'S NOT WHAT YOU SAY THAT COUNTS... IT'S WHAT YOU DO!"


              [PHOTO OF U.S. DIVISIONAL MANAGERS APPEARS HERE]

                      United States Divisional Managers:
           Bill Meehan, Ted Gewanter, Jodie Pettijohn and John Basso

- --------------------------------------------------------------------------------
REVENUE GROWTH -- UNITED STATES
- --------------------------------------------------------------------------------
($ MILLIONS)

[CHART APPEARS HERE]

1993   18.0%   $255.4
1994   16.0%   $296.8
1995   21.0%   $360.3

                 [PHOTO OF VIKING U.S. CATALOGS APPEARS HERE]

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *  5

VIKING  UNITED KINGDOM
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *


                 [PHOTO OF U.K. MANAGEMENT TEAM APPEARS HERE]

                        United Kingdom Management Team:
      Seated: Kerry Byrne, Sally Kenney, Maria Weaver, Lesley Burchnall,
                Keith Cain, Graham Cundick, Terina Carnachan,
                          Amanda Smith, Beverly Adams
       Standing: Roger Thompson, David Batson, Tom Priest, Phil Davis,
                   Mick Gilbert, Pankaj Patel, David Wallis

- --------------------------------------------------------------------------------
REVENUE GROWTH -- UNITED KINGDOM
- --------------------------------------------------------------------------------
($ MILLIONS)

[CHART APPEARS HERE]

1993   40.0%   $141.9
1994   23.0%   $175.0
1995   48.0%   $258.3

Viking's team in England continues to outpace everyone's expectations. After its successful start-up in 1990, profitability was achieved quickly and continues to expand. Revenues in 1995 grew by over 47% to $258.3 million, aided by favorable currency translation. In local currency ((Pounds)), revenue grew over 39%.

Active customers in Great Britain increased more than 20% to 437,000. On average, these customers purchased 16% more from Viking in 1995 than in 1994. Customer retention grew to 80%, our highest ever. More than 160,000 new accounts were added.

British customers respond well to Viking's own "Fanatical Customer Service." Practically no backorders, friendly, compassionate people, nationwide free delivery overnight -- and now same-day delivery in the London and Leicester areas earn their continuing business. In 1995, we opened our same-day distribution center in London, and doubled our size in Leicester to support and continue our profitable growth.

Utilizing Viking's "cross-border" capabilities, our U.K. team successfully entered the Republic of Ireland. Our all-Irish catalog and overnight delivery generated over $6 million in revenue in just 10 months.

          [PHOTO OF VIKING CATALOGS FOR UNITED KINGDOM APPEARS HERE]

6  * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

VIKING  FRANCE
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

France was Viking's first entry into Continental Europe in June 1992. Our objectives were to establish our business in France -- and to implement our plan for cross-border opportunities throughout the European Union. It proved more difficult and more costly than expected. In 1995, great results finally were achieved with major revenue growth, strong profitability and successful cross-border sales to the Benelux countries.

French revenues grew 56% to $118.7 million, helped by favorable currency translations. In local currency, revenue grew 39%. Profitability was achieved and sustained in 1995. Active customers grew 22% to 224,000. Average revenue per customer increased by 13%. More than 93,000 new customers were added.

Today our French team has greatly increased their capabilities with expanded facilities, advanced technology fulfillment systems and a renewed commitment to Viking's unique "Fanatical Customer Service".


                [PHOTO OF FRENCH MANAGEMENT TEAM APPEARS HERE]

                            France Management Team:
               Catherine Moritz, Cyril Tetard, Laurence Marie,
             Richard Pedreira, Bernard Pagneux, Alain Dieutegard,
               Barbara Bleny, Philippe Steinbock, Lucie Laufer,
                        Gilles Fleurance (not pictured)

- --------------------------------------------------------------------------------
REVENUE GROWTH -- FRANCE
- --------------------------------------------------------------------------------
($ MILLIONS)

[CHART APPEARS HERE]

1993    N/A*   $ 52.4
1994    45.0%  $ 76.1
1995    56.0%  $118.7
*Start June 1992

              [PHOTO OF VIKING CATALOGS FOR FRANCE APPEARS HERE]

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *  7

           THE NETHERLANDS
VIKING  BELGIUM AND LUXEMBOURG
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *


                [PHOTO OF BENELUX MANAGEMENT TEAM APPEARS HERE]

                           Benelux Management Team:
              Arun Kapoor, Debbie Vermie, Rolf van Kaldekerken,
                       Anita Luijsterburg, Peter Damman

- --------------------------------------------------------------------------------
REVENUE GROWTH -- BENELUX
- --------------------------------------------------------------------------------
($ MILLIONS)

BELGIUM -- LUXEMBOURG                            THE NETHERLANDS

[CHART APPEARS HERE]                             [CHART APPEARS HERE]

1994   N/A*  $ 1.1                               1994   N/A*   $0.0
1995   N/A*  $19.7                               1995   N/A*   $8.1
*Start May 1994                                  *Start November 1994

Viking entered Europe knowing the European Union of countries promised a market potential greater than the United States. With borders open, goods and services could cross country lines as easily as U.S. state lines. After a successful beginning in Great Britain, Viking entered France as its first step to cross-border marketing.

Our American and French teams began cross-border activity from France to Belgium in May 1994. Logistics were put in place for overnight delivery throughout Belgium from our existing Paris facility. Languages, currencies, catalogs and full customer service were implemented. To Belgian customers, we were a Belgian supplier. It worked...and the promise of cross-border potential became a reality. In 1995, more than 75,000 Benelux customers were serviced in Viking's cross-border program.

Soon Luxembourg was added, then The Netherlands -- all utilizing our existing French facilities. Our Benelux revenue in 1995 was $27.8 million. Venlo, The Netherlands is now being established as our European multi-function center, for continued growth throughout Europe.

[PHOTO OF VIKING CATALOGS FOR THE NETHERLANDS, BELGIUM AND LUXEMBOURG APPEARS HERE]

8  * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

VIKING  AUSTRALIA
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Viking entered Australia in November 1993. Although far away in miles, Australia is close in market characteristics to Great Britain, with some American touches. As Viking does in each country, a full team was developed, marketing plans established and logistics implemented for overnight delivery to 80% of the Australian businesses.

Operating just 8 months in fiscal 1994, revenues reached $16.1 million. In the full fiscal year 1995, revenues increased 149% to over $40 million. In local currency, revenues increased 138%. More than 88,000 customers chose Viking in 1995 and average annual revenue per customer increased 64% over 1994.

Australia became profitable in the third quarter of 1995 and has great potential for the future. Larger facilities are now being sought in Sydney, and a satellite distribution center will be added in Melbourne. When Viking looks to Asia, our Australian base will provide a solid platform.


               [PHOTO OF AUSTRALIA MANAGEMENT TEAM APPEARS HERE]

                          Australia Management Team:
        Seated: Tim Burke, Alan Verey, Anthony Keyzer, Fraser Phillips
           Standing: Brian Rennie, Margaret Mantle, Michael Mullen,
         Lyn Gough, Louise Rochfort, Alicia Allsopp, Michael Mariakis,
                         Sharon Hawke, Caren Williams

- --------------------------------------------------------------------------------
REVENUE GROWTH -- AUSTRALIA
- --------------------------------------------------------------------------------
($ MILLIONS)

[CHART APPEARS HERE]

1993   N/A*   $ 0.0
1994   N/A*   $16.1
1995   149%   $40.1
*Start November 1993

             [PHOTO OF VIKING CATALOGS FOR AUSTRALIA APPEARS HERE]


* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *  9

VIKING  THE FUTURE
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *


                      [ARTWORK OF WORLD MAP APPEARS HERE]

                     Viking opens new countries every year


               [PHOTOS OF VARIOUS VIKING EMPLOYEES APPEAR HERE]

                     "Fanatical" service in every country.


Viking's future has never been brighter -- or more challenging. As revenues break through $1 billion in 1996, the issues of long-distance international expansion, new country openings, and advanced technology application while "talking to one customer at a time" will be managed by our best leaders ever. Viking Direct will begin in Germany before the end of calendar 1995. Germany is the greatest potential market for Viking in all of Europe. It will not be easy, but we are confident Viking can be very successful in entering Germany and earning a major market share.

In the foreseeable future, Viking intends to establish new operations and markets in Austria, the Czech Republic, and other European and Scandinavian countries.

To penetrate markets deeper and provide same-day delivery to our customers, satellite distribution centers will be added in the Washington-Baltimore area and other major U.S. cities, as well as Dublin, the Republic of Ireland; Melbourne, Australia; Venlo, The Netherlands; Southern Germany; and elsewhere.

Getting "closer" to customers with "fanatical" service earns loyalties which cannot be bought with price.



PERSONALIZED CATALOGS
"TALK" TO ONE CUSTOMER
AT A TIME.

                    [PHOTO OF VIKING CATALOGS APPEARS HERE]

10 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     At June 30, 1995, Viking Office Products, Inc. ("Viking" or the "Company") operated seven distribution centers throughout the United States, one in Australia and three in Europe. Operations in the foreign countries account for an increasing percentage of the Company's consolidated revenues and expenses, and an increasing amount of Viking's consolidated assets. As described in Note A of the Notes to Consolidated Financial Statements, the asset and liability accounts of Viking's foreign subsidiaries are translated for consolidated financial reporting purposes into United States Dollar amounts at year end exchange rates. Revenue and expense accounts are translated at weighted average exchange rates for the year. The Company utilizes a 52 or 53 week fiscal year ending on the last Friday in June. The fiscal year ended June 30, 1995 was a 53 week year. The years ended June 24, 1994 and June 25, 1993 were 52 week years. Foreign currency fluctuations and the number of weeks in the fiscal year can impact the results of operations.

     The following table shows, for the years indicated, the percentage relationships to revenues of items included in the Financial Highlights and the percentage changes in the dollar amounts of such items from year to year.

                                                                                                    PERCENTAGE INCREASE
                                                               FOR THE FISCAL YEAR ENDED                (DECREASE)
                                                            ----------------------------------     ---------------------
                                                            JUNE 30,     JUNE 24,     JUNE 25,     1995 VS.     1994 VS.
                                                              1995         1994         1993         1994         1993
                                                            --------     --------     --------     --------     --------
Revenues..............................................       100.0%       100.0%       100.0%        43.7%        25.7%
Cost of goods sold, including delivery................        66.0         64.6         65.0         46.7         24.8
                                                            --------     --------     --------
Gross profit..........................................        34.0         35.4         35.0         38.1         27.2
Selling, general
     and administrative expenses......................        26.1         27.0         28.5         39.0         19.1
                                                            --------     --------     --------
Operating income......................................         7.9          8.4          6.5         35.3         62.4
Other income..........................................         1.0          0.8          0.6         73.1         55.1
Interest expense......................................         0.0          0.0          0.0         (1.8)        (8.2)
                                                            --------     --------     --------
Income before income taxes............................         8.9          9.2          7.1         38.7         62.1
Income taxes..........................................         3.2          3.6          3.3         28.8         35.6
                                                            --------     --------     --------
Net income............................................         5.7%         5.6%         3.8%        45.1%        85.2%
                                                            ========     ========     ========

RESULTS OF OPERATIONS

Year ended June 30, 1995 compared to year ended June 24, 1994

     Revenues for fiscal 1995 increased $246.8 million, or 43.7% from fiscal 1994. This increase was primarily attributable to a 23.4% increase in the number of customers who purchased products during fiscal 1995, a 16.4% increase in the average revenue per customer and a 21.6% increase in the number of catalogs mailed. The revenue increase in fiscal 1995 included an increase of $63.5 million in the United States, $159.3 million increase in sales to customers in European markets (the United Kingdom, Ireland, France, Belgium, Luxembourg and the Netherlands) and a $24.0 million increase in Australia. Revenue in the United States represents approximately 44% of the consolidated total, with the balance coming from Europe and Australia. Revenue was also favorably impacted in fiscal 1995 by a 4.0% average increase in the value of the foreign currencies in the countries where Viking is engaged in business relative to the United States Dollar, and from an additional week of sales in the current year.


* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 11

     The increase in catalogs mailed and the number of customers purchasing products was attributable to the continuing expansion of the United Kingdom, France and Australia markets, increased mailings in the United States and to the establishment of new markets in Belgium, Luxembourg, Ireland and The Netherlands. The increase in the average revenue per customer is the result of improved database marketing techniques, a wider selection of products and product lines and higher customer retention rates.

     Gross profit for fiscal 1995 increased by $76.2 million, or 38.1%, from fiscal 1994. As a percentage of revenues, gross profit declined to 34.0% from 35.4% in the prior year. The decline in gross profit as a percentage of sales is primarily attributable to the lower margins associated with the Company's entry into new markets as indicated above and higher costs related to paper products.

     Selling, general and administrative expenses for fiscal 1995 increased by $59.4 million, or 39.0%, from fiscal 1994. As a percentage of revenues, these expenses decreased from 27.0% in fiscal 1994 to 26.1% in fiscal 1995. The increase in the dollar amount of selling, general and administrative expenses is primarily attributable to catalog costs, which increased 43.8% in the current year. The increase in catalog costs was primarily attributable to the 21.6% increase in the number of catalogs mailed and higher paper costs. In addition to selling costs, operating costs have increased in the aggregate as the Company continues its expansion programs. As a percentage of sales however, these costs, which include branch operating costs and general and administrative expenses, have declined from the prior year. This decrease is primarily the result of the Company's ability to expand sales without a proportionate increase in overhead expenses. Additionally, the Company continues to invest in staffing and systems that should result in improved efficiency throughout the organization. While these investments increase operating and administrative expenses in the near term, the Company believes that this improved infrastructure should provide benefits into the future.

     Other income, which consists primarily of cash discounts from suppliers and interest income, increased $3.3 million during fiscal 1995. This increase was attributable to cash discounts received on increased levels of purchasing, and to higher income on investments.

     The effective tax rate was 36.2% for fiscal 1995 compared to 39.0% in fiscal 1994. The decrease is primarily attributable to the utilization of available operating loss carryforwards in France.

Year ended June 24, 1994 compared to year ended June 25, 1993

     Revenues for fiscal 1994 increased $115.4 million, or 25.7% from fiscal 1993. This increase was primarily attributable to a 22.8% increase in the number of customers who purchased products during fiscal 1994, a 2.4% increase in the average revenue per customer and a 21.2% increase in the number of catalogs mailed. The revenue increase in fiscal 1994 included a $57.9 million increase in sales to customers in the United Kingdom, France and Belgium and to $16.1 million of sales from the new Australian operation, which began in November 1993. The increase in catalogs mailed and the number of customers purchasing products was attributable to the continuing expansion of the United Kingdom and France markets, increased mailings in the United States and to the establishment of the Australia and Belgium markets.

     Gross profit for fiscal 1994 increased by $42.7 million, or 27.2%, from fiscal 1993. As a percentage of revenues, gross profit remained relatively constant.

     Selling, general and administrative expenses for fiscal 1994 increased by $24.4 million, or 19.1%, from fiscal 1993. As a percentage of revenues, these expenses decreased from 28.5% in fiscal 1993 to 27.0% in fiscal 1994. The increase in the dollar amount of selling, general and administrative expenses is primarily attributable to catalog costs, which increased $7.8 million, or 15.7% versus the prior year. The increase in catalog costs was primarily attributable to a 21.2% increase in the number of catalogs mailed. Operating and administrative expenses also fell as a percentage of sales but increased in the aggregate versus the prior year. These costs increased as a result of expansion in Europe and Australia.

12 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

     Other income, consisting primarily of cash discounts from suppliers and interest income, increased by $1.6 million, or 55.1% in fiscal 1994 versus the prior year. This increase was attributable to cash discounts received on higher European inventory purchases and to higher investment income.

     The effective tax rate was 39.0% in fiscal 1994 compared to 46.6% in fiscal 1993. Beginning in fiscal 1994, Viking adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In previous years, Viking recognized income tax expense in accordance with SFAS No. 96. The effect of adopting SFAS No. 109 was not significant. The high effective income tax rate in fiscal 1993 was due to start-up costs and operating losses incurred in France for which a valuation allowance has been established.

Liquidity and Capital Resources

     Viking's primary source of liquidity and capital has been cash flow from operations. Viking believes that its existing cash and short-term investments, cash generated from operations and available credit under its revolving credit facility will be sufficient to finance its working capital and capital expenditure requirements for the foreseeable future.

     At June 30, 1995, the Company had working capital of $127.6 million compared to $95.2 million last year. The improved working capital position primarily reflects cash provided by operating activities of $23.7 million for fiscal 1995. Capital expenditures amounted to $31.3 million for fiscal 1995 as Viking purchased land and buildings for its Jacksonville, Florida and Leicester, England distribution centers, purchased land for expansion in Germany and continued to invest in its domestic and international operations. Cash provided by operating and financing activities that exceeded current working capital and capital expenditures requirements was invested in short-term marketable securities.

     Viking has a revolving credit agreement with Citibank, N.A., which provides for an unsecured revolving credit facility up to $30 million through June 1996. Advances under this credit facility currently bear interest at the bank's base rate or at the bank's base rate less 1/4% depending on certain of Viking's financial ratios. At the option of Viking, the rate of interest may be determined by reference to LIBOR or domestic certificate of deposit rates. In addition, Viking is required to pay a commitment fee varying from 1/4% to 1/2% on the unused amount of the revolving credit facility. Such commitment fee rates are dependent on certain of Viking's financial ratios. At June 30, 1995, no amounts were outstanding under this credit facility and the entire $30 million was available for borrowing.

     The Company believes that there are substantial opportunities throughout Europe to expand its business and is currently developing plans for entry into Germany during the latter part of calendar 1995. Future capital expenditures related to specific expansion plans in Germany and other European countries have not yet been determined. In addition to the expansion referred to above, the Company will continue to invest in information systems, distribution facilities and other capital projects designed to improve operational efficiencies. Management believes that capital requirements for such expenditures will be provided from existing cash and short-term investments, as well as cash from operations. Capital expenditures in fiscal 1996 are expected to be between $40 million and $50 million.

Inflation and Seasonality

     The Company cannot accurately determine the precise effects of inflation, however, it does not believe that inflation has had a material impact on the results of operations. The Company considers its business to be somewhat seasonal, with revenue and profitability slightly higher during the third quarter of each year.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 13

                         MANAGEMENT RESPONSIBILITY FOR
                             FINANCIAL STATEMENTS

The financial statements included in this report were prepared by the Company in conformity with generally accepted accounting principles consistently applied. Management's best estimates and judgments were used, where appropriate. Management is responsible for the integrity of the financial statements and for other financial information included in this report. The financial statements have been audited by the Company's independent auditors, Deloitte & Touche LLP. As set forth in their report, their audits were conducted in accordance with generally accepted auditing standards and formed the basis for their opinion on the accompanying financial statements. They evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to reach and express an opinion on the fairness of the financial statements.

The Company maintains a system of internal accounting controls, which is designed to provide reasonable assurance that assets are safeguarded, and that the financial records reflect the authorized transactions of the Company.

The Audit Committee of the Board of Directors includes directors who are neither officers nor employees of the Company. The Audit Committee meets periodically with management and the independent auditors to discuss auditing, internal accounting controls and financial reporting matters. The independent auditors have full and free access to meet with the Audit Committee with and without management being present.


          /s/ Lisa Billig

            Lisa Billig
    Vice President, Finance and
      Chief Financial Officer

14 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Viking Office Products, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheets of Viking Office Products, Inc. and subsidiaries (the "Company") as of June 30, 1995 and June 24, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Office Products, Inc. and subsidiaries as of June 30, 1995 and June 24, 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

/s/  Deloitte & Touche LLP

Los Angeles, California
August 14, 1995

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 15

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            (Dollars In Thousands)


                                                     ASSETS
                                                                                        JUNE 30,        JUNE 24,
                                                                                          1995            1994
                                                                                        --------        --------
Current assets:
       Cash and cash equivalents...............................................         $ 11,080        $ 25,609
       Short-term investments..................................................           36,383          22,921
       Accounts receivable, net................................................           96,000          65,079
       Merchandise inventories.................................................           64,670          45,298
       Prepaid catalog costs...................................................           16,292          10,929
       Prepaid expenses and other current assets...............................            2,587           2,068
                                                                                        --------        --------
       Total current assets....................................................          227,012         171,904
                                                                                        --------        --------

Property and equipment, net....................................................           49,083          23,172
Other assets:
       Deposits and other assets...............................................            2,364           1,350
       Intangible assets, net..................................................           29,885          30,794
                                                                                        --------        --------
       Total other assets......................................................           32,249          32,144
                                                                                        --------        --------
                                                                                        $308,344        $227,220
                                                                                        ========        ========
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
       Accounts payable and accrued expenses...................................         $ 76,312        $ 61,006
       Sales and value added taxes payable.....................................            6,184           2,153
       Income taxes payable....................................................           16,936          13,522
                                                                                        --------        --------
       Total current liabilities...............................................           99,432          76,681
                                                                                        --------        --------

Deferred income taxes..........................................................              386             307
Commitments
Stockholders' equity:
       Preferred stock, no par value; authorized, 40,000,000 shares;
            issued and outstanding, none
       Common stock, no par value; authorized, 60,000,000 shares;
            issued and outstanding, 40,790,787 shares at June 30, 1995 and
            40,211,870 shares at June 24, 1994.................................           92,036          84,706
Retained earnings..............................................................          121,251          75,145
Unamortized value of long-term incentive stock grant...........................           (7,768)         (8,416)
Cumulative foreign currency translation adjustment.............................            3,007          (1,203)
                                                                                        --------        --------
Total stockholders' equity.....................................................          208,526         150,232
                                                                                        --------        --------
                                                                                        $308,344        $227,220
                                                                                        ========        ========

                See notes to consolidated financial statements.

16 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                   (In Thousands, Except Per Share Amounts)



                                                                  FOR THE FISCAL YEARS ENDED
                                                          ----------------------------------------
                                                          JUNE 30,        JUNE 24,        JUNE 25,
                                                            1995            1994            1993
                                                          --------        --------        --------
Revenues.............................................     $811,899        $565,055        $449,687
Cost of goods sold, including delivery...............      535,789         365,159         292,486
                                                          --------        --------        --------
Gross profit.........................................      276,110         199,896         157,201
Selling, general and administrative expenses.........      211,611         152,224         127,843
                                                          --------        --------        --------
Operating income.....................................       64,499          47,672          29,358
Other income.........................................        7,929           4,579           2,953
Interest expense.....................................          164             167             182
                                                          --------        --------        --------
Income before income taxes...........................       72,264          52,084          32,129
Income taxes.........................................       26,158          20,304          14,972
                                                          --------        --------        --------
Net income...........................................     $ 46,106        $ 31,780        $ 17,157
                                                          ========        ========        ========

Net income per common
   and common equivalent share.......................        $1.08            $.76            $.42
                                                          ========        ========        ========

Weighted average number of common and
   common equivalent shares outstanding..............       42,550          41,850          40,575
                                                          ========        ========        ========

                See notes to consolidated financial statements.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 17

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (DOLLARS IN THOUSANDS)

                                                                                            UNAMORTIZED    CUMULATIVE
                                                                                              VALUE OF      FOREIGN
                                                          COMMON STOCK                       LONG-TERM      CURRENCY
                                                     ----------------------     RETAINED     INCENTIVE    TRANSLATION
                                                       SHARES        AMOUNT     EARNINGS    STOCK GRANT    ADJUSTMENT     TOTAL
                                                     ----------     -------     --------    -----------   -----------   --------
Balance, June 26, 1992                               38,748,392     $68,947     $ 26,208        $ --         ($75)      $ 95,080
       Common stock issued                              328,514       1,424                                                1,424
       Tax benefit related to stock options                             658                                                  658
       Long-term incentive stock grant                                9,225                   (9,225)                         --
       Amortization of long-term
            incentive stock grant                                                                162                         162
       Foreign currency translation adjustment                                                             (1,821)        (1,821)
       Net income                                                                 17,157                                  17,157
                                                     ----------     -------     --------      ------       ------       --------

Balance, June 25, 1993                               39,076,906      80,254       43,365      (9,063)      (1,896)       112,660
       Common stock issued                              534,964       3,270                                                3,270
       Tax benefit related to stock options                           1,182                                                1,182
       Long-term incentive stock grant                  600,000                                                               --
       Amortization of long-term
            incentive stock grant                                                                647                         647
       Foreign currency translation adjustment                                                                693            693
       Net income                                                                 31,780                                  31,780
                                                     ----------     -------     --------      ------       ------       --------

Balance, June 24, 1994                               40,211,870      84,706       75,145      (8,416)      (1,203)       150,232
       Common stock issued                              645,584       6,004                                                6,004
       Tax benefit related to stock options                           1,326                                                1,326
       Long-term incentive stock grant
            canceled                                    (66,667)                                                              --
       Amortization of long-term
            incentive stock grant                                                                648                         648
       Foreign currency translation adjustment                                                              4,210          4,210
       Net income                                                                 46,106                                  46,106
                                                     ----------     -------     --------      ------       ------       --------

Balance, June 30, 1995                               40,790,787     $92,036     $121,251     ($7,768)      $3,007       $208,526
                                                     ==========     =======     ========      ======       ======       ========

                See notes to consolidated financial statements.

18 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars In Thousands)

                                                                                        FOR THE FISCAL YEARS ENDED
                                                                               --------------------------------------------
                                                                               JUNE 30,          JUNE 24,          JUNE 25,
                                                                                 1995              1994              1993
                                                                               --------          --------          --------
Cash flows from operating activities:
       Cash received from customers....................................        $776,232          $542,364          $425,852
       Cash paid to suppliers and employees............................        (733,481)         (498,844)         (396,483)
       Interest received...............................................           2,711             1,075               425
       Interest paid...................................................            (164)             (169)             (183)
       Income taxes paid...............................................         (21,633)          (14,327)           (9,980)
                                                                               --------          --------          --------
       Net cash provided by operating activities.......................          23,665            30,099            19,631
Cash flows from investing activities:
       Proceeds from sale of property and equipment....................              57                71               868
       Capital expenditures............................................         (31,324)          (16,096)           (2,842)
       Increase in short-term investments..............................         (13,462)          (18,085)           (4,836)
       Issuance of notes receivable and other..........................            (912)               45              (291)
                                                                               --------          --------          --------
       Net cash used in investing activities...........................         (45,641)          (34,065)           (7,101)
Cash flows from financing activities:
       Proceeds from issuance of stock.................................           6,004             3,270             1,424
                                                                               --------          --------          --------
       Net cash provided by financing activities.......................           6,004             3,270             1,424
Effect of exchange rate changes on cash................................           1,443               216              (316)
                                                                               --------          --------          --------
Net (decrease) increase in cash and cash equivalents...................         (14,529)             (480)           13,638
Cash and cash equivalents, beginning of year...........................          25,609            26,089            12,451
                                                                               --------          --------          --------
Cash and cash equivalents, end of year.................................        $ 11,080          $ 25,609          $ 26,089
                                                                               ========          ========          ========

Reconciliation of net income to net cash provided
    by operating activities:
       Net income......................................................        $ 46,106          $ 31,780          $ 17,157
       Adjustments to reconcile net income to net cash
           provided by operating activities:
              Depreciation and amortization............................           8,052             5,043             3,663
              Provision for doubtful accounts..........................          10,400             9,398             7,184
              Deferred (prepaid) taxes on income.......................            (103)              906              (992)
              Loss on sale of property and equipment...................              35               435                26
              Increase in accounts receivable..........................         (37,994)          (24,415)          (23,288)
              Increase in merchandise inventories......................         (18,257)          (13,819)             (595)
              Increase in prepaid expenses and other assets............          (5,743)           (4,753)           (1,526)
              Increase in accounts payable and accrued expenses........          13,144            20,042             9,390
              Increase in other liabilities............................           8,025             5,482             8,612
                                                                               --------          --------          --------
       Net cash provided by operating activities.......................        $ 23,665          $ 30,099          $ 19,631
                                                                               ========          ========          ========

                See notes to consolidated financial statements.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 19

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

     Viking Office Products, Inc. and subsidiaries ("Viking" or the "Company") sells office products through direct marketing catalogs and programs to small and medium-sized businesses throughout the continental United States, United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands and Australia.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

     The Company utilizes a 52 or 53 week fiscal year ending on the last Friday in June. The fiscal year ended June 30, 1995 was a 53 week year. The years ended June 24, 1994 and June 25, 1993 were 52 week years.

Cash and Cash Equivalents

     The Company considers any highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Short-Term Investments

     Short-term investments are classified as "available for sale" under the provisions of SFAS No. 115 and are reported at fair value. Under SFAS No. 115, fluctuations in fair value are included as a separate component of stockholders' equity. Short-term investments are comprised of tax exempt municipal bonds and other highly liquid marketable securities. At June 30, 1995 and June 24, 1994, fair value did not differ significantly from cost.

Merchandise Inventories

     Merchandise inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

Prepaid Catalog Costs

     Catalog costs, which consist primarily of the costs of producing and mailing catalogs, are charged to the periods in which the catalogs generate revenue.

Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Provisions for depreciation of buildings and improvements are made using the straight-line method. Provisions for depreciation of equipment and other fixed assets are generally made using straight-line and accelerated methods. The useful lives of property and equipment are as follows:

   Buildings and improvements..........................            10-20 years
   Furniture, equipment and other......................             5-10 years
   Leasehold improvements..............................   Remaining Lease Term
   Computers...........................................              3-8 years

Deposits and Other Assets

     Deposits and other assets include investments in the personal residences of certain executive officers of Viking that amount to $563,000 and $513,000 at June 30, 1995 and June 24, 1994, respectively.

Intangible Assets

     On September 1, 1988, Viking was acquired from its founders by VOP Acquisition Corporation ("VOP") in a transaction accounted for as a purchase (the "Acquisition"). In December 1989, VOP was merged into Viking with Viking continuing as the surviving corporation. Intangible assets arising from the Acquisition represent the excess of the purchase price and related costs over the fair value assigned to the net tangible assets of the business purchased. Intangible assets are amortized on a straight-line basis over 40 years. Accumulated amortization was $6,691,000 and $5,771,000 at June 30, 1995 and June 24, 1994, respectively.

     Management reviews intangible assets for impairment at each balance sheet date by comparing anticipated undiscounted future cash flows from operating activities to the carrying value of the assets. If there is a permanent decline in value, the carrying value of the intangible asset would be reduced.

20 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

     Effective June 26, 1993, Viking adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In previous years, Viking recognized income tax expense in accordance with SFAS No. 96. The effect of adopting SFAS No. 109 was not significant. Under SFAS 109, income tax expense includes income taxes payable for the current year, and certain deferred income taxes resulting from temporary differences between assets and liabilities for tax purposes and for financial statement purposes.

     Viking has not recognized income tax expense on the undistributed earnings of its foreign subsidiaries. It is the Company's intention to reinvest such earnings permanently to fund further overseas expansion. However, if such earnings are distributed to the United States, it is anticipated that federal income taxes would be substantially offset by available foreign tax credits.

Translation of Foreign Currencies

     The assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at weighted average exchange rates for the year. The aggregate effect of the foreign currency translation adjustments are shown as a separate component of stockholders' equity titled "Cumulative foreign currency translation adjustment" and include gains and losses on intercompany loans that are not expected to be repaid in the foreseeable future. Foreign currency transaction gains and losses were not material for the periods presented.

Foreign Exchange Instruments

     The Company's use of derivatives is currently limited to forward exchange contracts which are used to minimize foreign exchange transaction gains and losses. Viking purchases foreign currency contracts to hedge short-term advances to foreign subsidiaries, and to hedge inventory purchases. The Company's foreign exchange contracts minimize the exposure to exchange rate movement risk, as any gains or losses on these contracts are offset by the gains and losses on the transactions being hedged.

     At June 30, 1995, Viking had approximately $1,500,000 of forward exchange contracts outstanding, which mature at varying dates through November 1995. The fair value of foreign exchange contracts does not differ significantly from their carrying value.

Fair Value of Financial Instruments

     Pursuant to Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," the Company has estimated the fair value of its financial instruments using the following methods and assumptions: a) The carrying amounts of cash and cash equivalents, receivable and accounts payable approximate fair value because of their short-term nature; and b) The fair values of short-term investments are based on quoted market prices.

Net Income Per Common and Common Equivalent Share

     Net income per common and common equivalent share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. The weighted average number of common and common equivalent shares outstanding for the years ended June 30, 1995, June 24, 1994 and June 25, 1993 were 42,550,000, 41,850,000 and 40,575,000, respectively. For the years presented, primary and fully diluted per share amounts do not differ materially.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 21

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B -- ACCOUNTS RECEIVABLE:

     Accounts receivable is comprised primarily of trade receivables from customers, and is net of an allowance for doubtful accounts of $8,689,000 and $6,035,000 at June 30, 1995 and June 24, 1994, respectively. The credit risk related to these receivables is limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.

NOTE C -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                         JUNE 30,       JUNE 24,
                                                           1995           1994
                                                         -------        -------
Land.............................................        $ 3,490        $   283
Buildings and improvements.......................         16,809          8,589
Furniture, equipment and other...................         22,144         11,106
Leasehold improvements...........................          3,159          2,631
Computers........................................         20,273         10,793
                                                         -------        -------
                                                          65,875         33,402
Less accumulated depreciation
  and amortization...............................         16,792         10,230
                                                         -------        -------
                                                         $49,083        $23,172
                                                         =======        =======

NOTE D -- INCOME TAXES

     A summary of the components of income taxes is as follows (in thousands):

                                               FOR THE FISCAL YEARS ENDED
                                          ------------------------------------
                                          JUNE 30,       JUNE 24,      JUNE 25,
                                            1995           1994          1993
                                          -------        -------       -------
Current
    Federal........................       $12,079        $ 8,371       $ 7,438
    European and other.............        12,548          9,709         6,808
    State..........................         1,634          1,318         1,718
                                          -------        -------       -------
                                           26,261         19,398        15,964
Deferred...........................          (103)           906          (992)
                                          -------        -------       -------
                                          $26,158        $20,304       $14,972
                                          =======        =======       =======

     Income taxes on income as a percentage of earnings before income taxes differed from the United States statutory rate as follows:

                                                 FOR THE FISCAL YEARS ENDED
                                            ------------------------------------
                                            JUNE 30,      JUNE 24,      JUNE 25,
                                              1995          1994          1993
                                            --------      --------      --------
Federal income taxes at
    statutory rate.....................       35.0%         35.0%         34.0%
State income taxes,
    net of federal benefit.............        1.4           1.9           3.4
Amortization of intangible
    assets.............................        0.4           0.5           0.9
Change in income tax
    valuation allowance................       (1.7)          2.0           7.8
Other..................................        1.1          (0.4)          0.5
                                            --------      --------      --------
Effective tax rate.....................       36.2%         39.0%         46.6%
                                            ========      ========      ========

     The tax effects of temporary differences that resulted in deferred assets and liabilities are as follows (in thousands):


                                                          JUNE 30,      JUNE 24,
                                                            1995          1994
                                                          -------       -------
Deferred income tax assets:
Foreign operating loss
  carryforwards....................................        $3,141        $3,802
Accounts receivable allowance......................         1,376         1,041
State taxes on income..............................           617           601
Uniform capitalization rules.......................           390           297
Other..............................................           299           518
Less valuation allowance...........................        (3,141)       (3,802)
                                                           ------        ------
                                                           $2,682        $2,457
                                                           ======        ======
Deferred income tax liabilities:
Prepaid catalog costs..............................        $2,786        $2,012
Other..............................................           282           934
                                                           ------        ------
                                                           $3,068        $2,946
                                                           ======        ======

     Certain foreign subsidiaries have operating loss carryforwards that expire generally through fiscal 1997 and 1998. A valuation allowance was recognized because these subsidiaries are in the start-up phase. Cumulative undistributed earnings of foreign subsidiaries, for which no deferred taxes have been provided, approximated $53,000,000 at June 30, 1995.

22 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E -- PROFIT SHARING PLAN

     The employees of Viking participate in a profit sharing plan covering substantially all employees with more than three months of service. Contributions to the plan are made at the discretion of Viking's Board of Directors. Profit sharing expense was $1,300,000, $1,200,000 and $1,000,000 for the years ended June 30, 1995, June 24, 1994, and June 25, 1993, respectively.

NOTE F -- COMMITMENTS

     Viking leases facilities for certain distribution centers. Future minimum rental payments required under noncancelable leases for the five years following June 30, 1995 are (in thousands):

     1996.........................................................     $ 5,812
     1997.........................................................       4,920
     1998.........................................................       4,684
     1999.........................................................       4,028
     2000.........................................................       3,713
     Thereafter...................................................      18,695
                                                                       -------
     Total minimum payments required..............................     $41,852
                                                                       =======

     Viking has options to extend certain leases with rental rate adjustments based on the Consumer Price Index. Other leases can be extended based on fair market value. Rent expense was $5,226,000, $4,632,000, and $4,161,000, in the years ended June 30, 1995, June 24, 1994 and June 25, 1993, respectively.

NOTE G -- REVOLVING CREDIT AGREEMENT

     Viking has a revolving credit agreement with Citibank, N.A. which provides for an unsecured revolving credit facility up to $30.0 million through June 1996. Advances under this credit facility bear interest at the bank's base rate or at the bank's base rate less 1/4% depending on certain of Viking's financial ratios. At the option of Viking, the rate of interest may be determined by reference to LIBOR or domestic certificate of deposit rates. In addition, Viking is required to pay a commitment fee varying from 1/4% to 1/2% on the unused amount of the revolving credit facility. Such commitment fee rates are dependent on certain of Viking's financial ratios. At June 30, 1995 and June 24, 1994, no amounts were outstanding under the revolving credit facility, and the entire $30.0 million was available for borrowing.

NOTE H -- STOCKHOLDERS' EQUITY

Employee Stock Option Plans

     The Company currently has three employee stock option plans. Under the 1989 Incentive Stock Option Plan ("1989 Plan") as amended, 5,400,000 shares of Common Stock were available for grant during fiscal 1995 (less options previously granted or exercised) to key employees of Viking at an exercise price at least equal to the fair market value of the Common Stock on the date of the grant. The shareholders approved an amendment in July 1994, which included a provision to further increase the maximum shares issuable under the 1989 Plan on the last business day of each fiscal year commencing June 30, 1995 by a number equal to 1.25% of the number of shares issued and outstanding on such date up to a maximum of 7,000,000 shares. Accordingly, for fiscal 1996, 5,909,885 shares of Common Stock will be available for grant under the 1989 Plan, less options previously granted or exercised.

     The 1991 Nonstatutory Stock Option Plan ("1991 Plan") provides for the grant of stock options to purchase an aggregate of 200,000 shares of Common Stock at exercise prices which may be less than the fair market value of the Common Stock on the date of the grant. At June 30, 1995, 20,000 shares of Common Stock have been granted under the 1991 Plan and none were exercisable.

     The Long-Term Incentive Stock Plan, which was approved at the 1993 annual meeting of stockholders, enables the Board of Directors to award up to 800,000 shares of common stock to key employees of Viking. Under the Long-Term Incentive Stock Plan, 600,000 shares were awarded at no cost to key employees by the Board of Directors. The fair market value of the shares at the date of the award was $9,225,000. The shares awarded under the Long-Term Incentive Stock Plan vest at the end of fifteen years, or if certain performance criteria were met during the fiscal year ending June 1995, the shares were to vest in equal amounts over a five-year period beginning June 30, 1995. The performance criteria were not met, therefore, the shares will vest at the end of fifteen years. Compensation expense is being recognized over this fifteen year restriction period and amounted to $648,000 in 1995 and 1994.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 23

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H -- STOCKHOLDERS' EQUITY (CONTINUED)

Directors Stock Option Plan

     The Company's 1992 Directors Stock Option Plan ("1992 Plan") provides for the grant of stock options to purchase an aggregate of 200,000 shares of Common Stock by non-employee directors at an exercise price at least equal to the fair market value of the Common Stock on the date of the grant. A total of 60,000 options have been granted under the 1992 Plan.

     Options to purchase 1,233,047 shares and 986,938 shares of Common Stock were exercisable at June 30, 1995 and June 24, 1994, respectively. Stock option activity with respect to the above plans is as follows:

Outstanding at
   June 26, 1992.........................       2,277,600           $.25 -  $9.13
       Granted...........................       1,351,000          $7.50 - $15.57
       Exercised.........................        (272,200)          $.25 -  $9.13
       Canceled..........................        (231,200)          $.25 - $15.57

Outstanding at
   June 25, 1993.........................       3,125,200           $.25 - $15.57
       Granted...........................         902,000         $16.13 - $24.13
       Exercised.........................        (497,862)         $2.44 - $16.13
       Canceled..........................        (100,400)          $.25 - $16.13

Outstanding at
   June 24, 1994.........................       3,428,938          $2.44 - $24.13
       Granted...........................         523,000          $5.00 - $30.50
       Exercised.........................        (614,091)         $2.44 - $26.00
       Canceled..........................         (36,800)         $4.13 - $26.00

Outstanding at
   June 30, 1995.........................       3,301,047          $2.44 - $30.50

Employee Stock Purchase Plans

     The Company has two different employee stock purchase plans. The 1994 Employee Stock Purchase Plan ("Purchase Plan") was approved by the shareholders in November 1994 to replace the 1989 Employee Stock Purchase Plan which expired in December 1994. The Purchase Plan allows participating United States employees to purchase up to 720,000 shares of Common Stock at 85% of the fair market value of the Common Stock. The actual amount of shares that may be purchased by employees is determined by the Compensation Committee of the Board of Directors based on parameters set forth in the Purchase Plan. As of June 30, 1995, no shares had been issued under the Purchase Plan. Viking commenced offerings under the Purchase Plan in March 1995.

     In April 1993, the Board of Directors adopted the Viking Direct U.K. Share Savings Scheme ("U.K. Purchase Plan"). Under the U.K. Purchase Plan, up to 100,000 shares of Common Stock are available for purchase by full-time employees of Viking Direct, Ltd. at 80% of the fair market value of the Common Stock. As of June 30, 1995, no shares had been issued under the U.K. Purchase Plan.

NOTE I -- OPERATIONS BY GEOGRAPHIC SEGMENT

     Viking has operations in the United States, United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands and Australia. Summarized financial information relating to those operations has been included in the Consolidated Financial Statements as follows (in thousands):

                                              AS OF AND FOR THE YEARS ENDED
                                           ------------------------------------
                                           JUNE 30,      JUNE 24,      JUNE 25,
                                             1995          1994          1993
                                           --------      --------      --------
Revenues
   Domestic...........................     $360,306      $296,752      $255,358
   European and Other.................      451,593       268,303       194,329
                                           --------      --------      --------
                                           $811,899      $565,055      $449,687
                                           ========      ========      ========

Operating Profit:
   Domestic...........................      $42,456       $34,182       $25,866
   European and Other.................       36,432        26,143        12,997
                                           --------      --------      --------
                                            $78,888       $60,325       $38,863
                                           ========      ========      ========

Income Before Income Taxes:
   Domestic...........................      $33,026       $24,910       $19,073
   European and Other.................       39,238        27,174        13,056
                                           --------      --------      --------
                                            $72,264       $52,084       $32,129
                                           ========      ========      ========

Identifiable Assets:
   Domestic...........................     $166,073      $134,008      $111,088
   European and Other.................      142,271        93,212        54,257
                                           --------      --------      --------
                                           $308,344      $227,220      $165,345
                                           ========      ========      ========

24 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Operating profit is revenue less all operating expenses associated with the geographic segment. General corporate expenses that are not specifically related to a particular geographic segment are excluded from operating profit. Identifiable assets are those assets that are identified with the operations in each geographic area. Corporate assets are included in the domestic category.

NOTE J -- QUARTERLY SUMMARY OF OPERATIONS

     The following quarterly summary of operations is unaudited. In the opinion of Viking's management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the interim periods presented, have been included (in thousands, except per share data).

                                         FIRST         SECOND          THIRD         FOURTH
                                        QUARTER        QUARTER        QUARTER        QUARTER
                                        -------        -------        -------        -------
Year ended June 30, 1995
   Revenues.......................     $182,393       $189,160       $232,109       $208,237
   Gross profit...................       62,675         63,062         78,108         72,265
   Operating income...............       15,053         12,972         19,839         16,635
   Income before income taxes.....       16,629         14,707         22,168         18,760
   Net income.....................       10,317          9,240         14,685         11,864
   Net income per share...........         $.24           $.22           $.34           $.28

Year ended June 24, 1994
   Revenues.......................     $129,836       $133,117       $162,596       $139,506
   Gross profit...................       45,306         46,388         57,079         51,123
   Operating income...............       10,574          9,523         15,739         11,836
   Income before income taxes.....       11,650         10,549         16,905         12,980
   Net income.....................        6,726          6,235         10,794          8,025
   Net income per share...........         $.16           $.15           $.26           $.19

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 25

                          DIRECTORS AND OFFICERS 1995
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *


        [PHOTO OF MEMBERS OF VIKING'S BOARD OF DIRECTORS APPEARS HERE]


                              BOARD OF DIRECTORS

      . NEIL R. AUSTRIAN                           . H.B. RICHMAN
         President &                           Former Vice President,
    Chief Operating Officer                           Finance &
   National Football League                    Chief Financial Officer
                                            Viking Office Products, Inc.


       . IRWIN HELFORD                            . JOAN D. MANLEY
    Chairman, President &                   Group Vice President (retired)
    Chief Executive Officer                           Time Inc.
 Viking Office Products, Inc.


   . CHARLES P. DURKIN, JR.                       . LEE A. AULT III
       Managing Director                          Private Investor
    Dillon, Read & Co. Inc.                      Former Chairman &
                                               Chief Executive Officer
                                                  Telecredit, Inc.

        . ROLF OSTERN
   Founder of Viking Office
        Products, Inc.
        (not pictured)



              [PHOTO OF VIKING'S EXECUTIVE OFFICERS APPEARS HERE]

                              EXECUTIVE OFFICERS

   . IRWIN HELFORD (seated)                        . BRUCE NELSON
    Chairman, President &                    Executive Vice President &
    Chief Executive Officer                    Chief Operating Officer


        . LISA BILLIG                              . MARK L. MUIR
       Vice President,                             Vice President,
          Finance &                                   Marketing
    Chief Financial Officer


      . DONALD M. WILSON                           . MARK R. BROWN
       Vice President,                             Vice President,
          Operations                             Information Systems


        . RON WEISSMAN                           . STEPHEN R. KROLL
       Vice President,                            Vice President,
           Logistics                              Administration &
                                                      Secretary



26 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                               CORPORATE COUNSEL
                            ERVIN, COHEN AND JESSUP
                           Beverly Hills, California

                             INDEPENDENT AUDITORS
                             DELOITTE & TOUCHE LLP
                            Los Angeles, California

                             STOCK REGISTRAR AND
                                TRANSFER AGENT
                     AMERICAN STOCK TRANSFER AND TRUST CO.
                      40 Wall Street, New York, NY 10005
                                (212) 936-5100

                               HOLDERS OF RECORD
                  At August 25, 1995, the approximate number
                    of holders of record of the Company's
                             Common Stock was 947.

                                   FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended June 30, 1995, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders of record upon written request to:

          Corporate Secretary
          Viking Office Products, Inc.
          13809 S. Figueroa
          Los Angeles, California 90061-1000

                            SECURITIES INFORMATION

Viking Office Products, Inc. Common Stock is traded in the over-the-counter market in the NASDAQ National Market System under the symbol "VKNG." The following table sets forth the range of high and low sale prices for the Company's Common Stock, adjusted for the May 1994 2-for-1 stock split.

                                                             JUNE 30, 1995
                                                         --------------------
FISCAL YEAR ENDED                                        HIGH            LOW
                                                         ----            ----
First Quarter.............................              30 3/4          22
Second Quarter............................              32 1/2          26 1/2
Third Quarter.............................              31              25
Fourth Quarter............................              37              25

                                                             JUNE 24, 1994
                                                         --------------------
FISCAL YEAR ENDED                                        HIGH            LOW
                                                         ----            ----
  First Quarter...........................              21 3/8          15 1/2
  Second Quarter..........................              24 5/8          19 3/4
  Third Quarter...........................              26              21 3/8
  Fourth Quarter..........................              27 1/2          21

The Company has not paid dividends on Common Stock and does not anticipate doing so in the foreseeable future. The Company intends to utilize its earnings to invest in the future growth and development of the Company.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * 27

VIKING'S U.S. CATALOGS

         [ARTWORK SHOWING EXAMPLES OF VIKING CO. U.S. CATALOG COVERS]

 ...now in many countries & languages.



     [ARTWORK SHOWING EXAMPLES OF VIKING CO. INTERNATIONAL CATALOG COVERS]

                                    VIKING
                                OFFICE PRODUCTS
================================================================================
    Corporate Offices:  13809 South Figueroa Street, Los Angeles, CA 90061
                           Telephone:  213-321-4493

 .  Los Angeles, CA        .  Dallas, TX               .  Cincinnati, OH
 .  East Windsor, CT       .  Jacksonville, FL         .  Seattle, WA
                          .  Minneapolis, MN

                     .  Leicester & London, England, U.K.
                               .  Paris, France
                             .  Sydney, Australia
                           .  Venlo, The Netherlands