Form 10-K, Exhibit 13
period 1996-06-28
VIKING OFFICE PRODUCTS INC
filed 1996-09-18
CIK 859303

                  [VIKING OFFICE PRODUCTS LOGO APPEARS HERE]


                               1996 ANNUAL REPORT
                        FISCAL YEAR ENDED JUNE 28, 1996






                                 [Graphics here]

VIKING customers say it best!
       ---------


[photo here]     PROFESSIONALISM,
                 COURTESY AND
                 PATIENCE!

     It is with pleasure that I write this letter to you regarding one of your employees. A few weeks ago, I had to place a rather large order and had the opportunity to work with one of your representatives in getting the order completed. There were also some special requests made of her which she performed with professionalism, courtesy, and patience. She should be given whatever acknowledgement Viking bestows on their employees for a job well done.

            Phyllis Diakos, Executive Director
            Women's Health & Counseling Center
            Somerville, NJ



[photo here]     I TELL FRIENDS
                 AND STRANGERS
                 ABOUT VIKING!

     I'm a pleased Viking customer. In fact, I'm so pleased that I tell both friends and strangers about the quality, price and SPEED of Viking. Just within the past week, I've told my church secretary, a business associate and a complete stranger of the savings and speed! The order arrived THE NEXT DAY! Unbelievably fast, efficient and the most competitive price around. I just thought you'd like to hear from a very satisfied customer.

             Peter Loehr, Ph.D.
             Hudson Management Services
             Hudson, OH



[photo here]       MY FIRST
                   ORDER PLACED
                   AND RECEIVED
                   ALL ON THE
                   SAME DAY!


     I just placed and received my first order, all on the same day. I am impressed! Speed, efficiency, helpfulness and a personal delivery man too. And prices even lower than the local office warehouse. All this and free delivery too. You can bet I will be calling you again.

             GregRobin Smith
             A Knight's Tour
             Seattle, WA



[photo here]     THE GOODS WERE
                 DELIVERED
                 THE SAME DAY!


     I phoned your company to place an order at 10:45 a.m. To my amazement, the goods were delivered at 3:30 p.m. the same day. Your service is second to none, from the telesales girl who took my order to the young chap that delivered it.

            Mr. Geoff Walker
            Hostess Restaurant
            Nettleworth, Nottinghamshire
            England


[photo here]

     NEVER BEFORE
     ENCOUNTERED YOUR
     LEVEL OF COURTESY,
     EFFICIENCY,
     PERSONNEL AND
     PRODUCT SELECTION!

I cannot resist the pleasure to write to you to tell you how much I appreciate your new office products company. Not only is there everything essential in your catalog, which perfectly avoids useless items and for which the selection of products is remarkably done, all your personnel perform with a level of courtesy and efficiency that I have never encountered to such a degree. Noelle, along with others whose name unfortunately I cannot remember, were perfect. Some of your competition is good, but you are excellent.

F. Pardos
Pardos Marketing
Oreval, France


[photo here]      WILL ENJOY
                  WORKING
                  TOGETHER
                  FOR A LONG
                  TIME!



     I have just received my first order and would like to thank you for the quality and speed. Also I respect the way your people coordinate everything so well. With such a company we will really enjoy working together for a long time.

           Gert Habig
           ABC Arbeitsbeschaffungsconcept
           Zeitarbeit GmbH
           Dresden, Germany



 ................................................................................

                               Index to Contents

Financial Highlights..........2        Balance Sheet.......................20
Chairman's Letter.............3        Financial Results................21-23
Results by Country.........6-13        Notes to Financial Statements....24-29
The Future...................14        Shareholders' Information...........30
Management's Discussion...15-17        Directors and Officers..............31

 ................................................................................

                         VIKING  CONTINUES TO GROW!

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


REVENUES
1991 TO 1996
MILLIONS OF DOLLARS

                          [BAR GRAPHIC APPEARS HERE]

                            '91             $226.3

                            '92             $320.1

                            '93             $449.7

                            '94             $565.1

                            '95             $811.9

                            '96           $1,055.8


ACTIVE CUSTOMERS
1991 TO 1996

THOUSANDS

                          [BAR GRAPHIC APPEARS HERE]

                            '91                 571

                            '92                 745

                            '93               1,010

                            '94               1,240

                            '95               1,530

                            '96               1,918


NET INCOME
1991 TO 1996

MILLIONS OF DOLLARS


                          [BAR GRAPHIC APPEARS HERE]

                            '91                  $7.8

                            '92                 $12.8

                            '93                 $17.2

                            '94                 $31.8

                            '95                 $46.1

                            '96                 $60.5


EARNINGS PER SHARE
1991 TO 1996

DOLLARS


                          [BAR GRAPHIC APPEARS HERE]


                            '91                 $0.11

                            '92                 $0.17

                            '93                 $0.21

                            '94                 $0.38

                            '95                 $0.54

                            '96                 $0.70



 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                             FINANCIAL HIGHLIGHTS
               (Dollars In Thousands, Except Per Share Amounts)


                                           1996             1995            1994            1993           1992
                                        ----------        --------        --------        --------        --------
OPERATING RESULTS:
    Revenues                            $1,055,754        $811,899        $565,055        $449,687        $320,066
    Cost of Goods Sold,
        Including Delivery                 693,573         535,789         365,159         292,486         205,984
                                        ----------        --------        --------        --------        --------
    Gross Profit                           362,181         276,110         199,896         157,201         114,082
    Selling, General and
         Administrative Expenses           280,321         211,611         152,224         127,843          93,172
                                        ----------        --------        --------        --------        --------
    Operating Income                        81,860          64,499          47,672          29,358          20,910
    Other Income                             8,126           7,929           4,579           2,953           2,214
    Interest Expense                           346             164             167             182             700
                                        ----------        --------        --------        --------        --------
    Income Before Income Taxes              89,640          72,264          52,084          32,129          22,424
    Provision for Income Taxes              29,169          26,158          20,304          14,972           9,599
                                        ----------        --------        --------        --------        --------
    Net Income                          $   60,471        $ 46,106        $ 31,780        $ 17,157        $ 12,825
                                        ==========        ========        ========        ========        ========

    Net income per common
        and common equivalent share (1)       $.70            $.54            $.38            $.21            $.17
                                        ==========        ========        ========        ========        ========


FINANCIAL POSITION:
    Working Capital                       $146,756        $127,580        $ 95,223        $ 68,699        $ 49,464
    Total Assets                           399,641         308,344         227,220         165,345         135,662
    Stockholders' Equity                   275,029         208,526         150,232         112,660          95,080

(1) Restated for 2-for-1 stock splits in May 1996, May 1994 and January 1992.


                                 VIKING REVENUES
                         UNITED STATES vs INTERNATIONAL


                             [Bar Graphic goes here]


        '92
                United States                   68%
                International                   32%

        '93
                United States                   57%
                International                   43%

        '94
                United States                   53%
                International                   47%

        '95
                United States                   44%
                International                   56%

        '96
                United States                   41%
                International                   59%


2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                               TO OUR SHAREHOLDERS


 . .                     . . . . . . . . . . . . . . . . . . . . . . . . . . .

                        Viking achieved record results in fiscal 1996 and
                        has great plans for 1997 and beyond.
 [PICTURE APPEARS HERE]
                        For the first time ever, revenues exceeded $1 billion! Yes, $1,055,754,000 --an increase of 30% over 1995.
                        Net income was $60.5 million, increasing 31.2% over
                        last year. This growth was accomplished without acquisitions or debt -- and includes our costly, but successful opening of Germany.
    . . . . . . . . .
                        In addition to our new German business ($52.1 million of revenue in just 8 months), we opened Viking distribution centers in Baltimore and San Francisco; Dublin, Ireland; Melbourne, Australia; and a major European facility in Venlo, The Netherlands. Viking customers now receive Same-Day Delivery, within hours in 9 major markets in the United States, and in 11 major cities of Europe and Australia. We earn customers' business, not by "buying it with price", but with "fanatical customer service" and impressive performance.

Viking's future has exciting opportunities

Our unique Same-Day Delivery will be expanded to new markets in the United States and to new cities in Europe. Viking's new, advanced fulfillment systems will be introduced in the United States ensuring problem-free, damage-free order delivery without messy plastic foam peanuts or any excess, unwanted packing materials at all!

Viking's MAGIC system of artificial intelligence for enhanced customer service will be expanded and introduced overseas for the first time ever. Manager training and development programs continue for all levels, in all countries, to help our people be even better than ever before.

Our proprietary Database Marketing will expand to impress more customers and generate profitable growth with "personalized" catalogs and programs. We'll mail over 160 million catalogs in fiscal 1997, many "talking" to one customer at a time.

All of this is to earn our customers' business by impressing them so much, they WANT to buy from us again and again. Earning customer loyalty, after all, is pretty simple.


    Sincerely,



    [SIGNATURE APPEARS HERE]                            [SIGNATURE APPEARS HERE]

    IRWIN HELFORD                                       BRUCE NELSON
    Chairman of the Board,                              President,
    Chief Executive Officer                             Chief Operating Officer


 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

                         VIKING customers get
                                   "fanatical customer service"...
 ................................................................................

                             [GRAPHIC APPEARS HERE]
                             Los Angeles, California

                             [GRAPHIC APPEARS HERE]
                                Cincinnati, Ohio

                             [GRAPHIC APPEARS HERE]
                                  Dallas, Texas

                             [GRAPHIC APPEARS HERE]
                            East Windsor, Connecticut

                             [GRAPHIC APPEARS HERE]
                               Seattle, Washington

                             [GRAPHIC APPEARS HERE]
                              Jacksonville, Florida

                             [GRAPHIC APPEARS HERE]
                             Minneapolis, Minnesota

                             [GRAPHIC APPEARS HERE]
                            San Francisco, California

                             [GRAPHIC APPEARS HERE]
                            Baltimore/Washington D.C.
4 ..............................................................................

Free overnight or Same-Day Delivery, and
          The Best People in the Business!
 ................................................................................

                             [GRAPHIC APPEARS HERE]
                            Leicester, England, U.K.

                             [GRAPHIC APPEARS HERE]
                                 Dublin, Ireland

                             [GRAPHIC APPEARS HERE]
                              London, England, U.K.

                             [GRAPHIC APPEARS HERE]
                                Sydney, Australia

                             [GRAPHIC APPEARS HERE]
                              Melbourne, Australia

                             [GRAPHIC APPEARS HERE]
                               Frankfurt, Germany

                             [GRAPHIC APPEARS HERE]
                             Venlo, The Netherlands

                             [GRAPHIC APPEARS HERE]
                                  Paris, France

 .............................................................................. 5

                             VIKING UNITED STATES
 ................................................................................

Viking's business in the United States grew by 19% this year, to $429.4 million, with improved profitability.

Active customers grew to a record 733,810. Average annual revenue from these customers increased 12% over last year. More than 220,000 new customers began buying from Viking this year.

Impressing customers is our business. Most orders are delivered free, complete and overnight. Furthermore, our customers now get Same-Day Delivery in Los Angeles, Dallas, Cincinnati, Hartford, Jacksonville, Seattle, Minneapolis, Baltimore/Washington D.C., and San Francisco.

We believe that a customer's loyalty is not "bought with price", it is earned with "fanatical customer service".


                                   [PHOTO HERE]

                    Ron Weissman, Vice President, Logistics
                         Fred Abt, Merchandise Director

                        -------------------------------
                        Revenue Growth -- UNITED STATES
                        -------------------------------
                        ($ Millions)

                                               +19%
                                     +21%
                           +16%
                                              $429.4
                                    $360.3
                           $296.8

                            1994     1995      1996
                        -------------------------------

                              [BAR GRAPHIC HERE]

                             [PHOTO APPEARS HERE]

6 ..............................................................................

                             VIKING UNITED KINGDOM
 ................................................................................

Viking's business in the United Kingdom continues to grow profitably. Revenues increased 20% to $310.8 million. In local currency, revenue increased 23%.

More British customers use Viking than ever before. More than 160,000 new customers were added this year, and nearly 500,000 business customers ordered from Viking in fiscal 1996.

British customers receive their orders overnight - and in London, Leicester and Birmingham, delivery is usually made the same day our customer calls.

Our facilities have been expanded and are ready for continued growth with strong profitability.


                                 [PHOTO HERE]

                           Keith Cain, Country Manager
                        Tom Priest, Merchandise Director

                       --------------------------------
                       Revenue Growth -- UNITED KINGDOM
                       --------------------------------
                       ($ Millions)

                                             +20%
                                     +48%
                          +23%
                                             $310.8

                                    $258.3
                          $175.0

                           1994      1995     1996
                       --------------------------------

                              [BAR GRAPHIC HERE]

                            [GRAPHICS APPEAR HERE]

 .............................................................................. 7

Viking began marketing in Ireland in September 1994. Utilizing our "cross-border" capabilities, orders were actually received in England and delivered overnight to Ireland from our Leicester, England facility. In its first 10 months of operation, Ireland generated over $6 million in revenues.

This year, our revenue from Ireland nearly doubled, to $13.2 million. Therefore, we established a fulfillment center near Dublin to better service our customers. Now, delivery is assured overnight throughout the Republic of Ireland and Northern Ireland. Customers in Dublin receive Same-Day Delivery.

Growth continues strong with over 22,000 active accounts.


                                 [PHOTO HERE]

                           Keith Cain, Country Manager
                        Tom Priest, Merchandise Director

                           -------------------------
                           Revenue Growth -- IRELAND
                           -------------------------
                           ($ Millions)


                                            +97%

                                 Start     $13.2
                               September
                                 1994

                                 $6.7

                                 1995      1996
                          -------------------------

                              [BAR GRAPHIC HERE]


                            [GRAPHICS APPEAR HERE]


8 ..............................................................................

                                 VIKING FRANCE
 ................................................................................

Viking France continued its successful growth with revenues increasing 21% to $143.2 million. Previous years' losses were totally offset and French income taxes were recognized for the first time. Even so, net earnings were outstanding.

Revenue growth was slowed during the year by national and local strikes against the government over social welfare. Many of our customers were harmed and some effects still linger.

Facilities and capabilities have been expanded for continued growth. Over 245,000 French customers actively purchase from Viking.


                                 [PHOTO HERE]

                        Bernard Pagneux, Country Manager
                       Marc Lefebvre, Merchandise Director

                           ------------------------
                           Revenue Growth -- FRANCE
                           ------------------------
                           ($ Millions)

                                             +21%
                                    +56%
                           +45%

                                             $143.2
                                    $118.7
                           $76.1

                            1994     1995     1996
                           ------------------------

                              [BAR GRAPH HERE]


                            [GRAPHICS APPEAR HERE]


 .............................................................................. 9

                          VIKING BELGIUM & LUXEMBOURG
 ................................................................................

Viking's revenues in Belgium and Luxembourg increased 57% to $31 million. Active customers have grown to over 55,000.

Customers in Belgium and Luxembourg are serviced by our operations in France, with overnight delivery.

Viking's "cross-border" strategy to service customers in several smaller countries from one central operation began with Belgium in 1994. These customers still receive complete overnight delivery and "local" language catalogs and service.


                                 [PHOTO HERE]

                        Bernard Pagneux, Country Manager
                       Marc Lefebvre, Merchandise Director

                    --------------------------------------
                    Revenue Growth -- BELGUIM & LUXEMBOURG
                    --------------------------------------
                    ($ Millions)

                                            +57%

                                            $31.0
                                    $19.7
                            $1.1

                            1994    1995    1996
                    --------------------------------------

                              [BAR GRAPH HERE]

                            [GRAPHICS APPEAR HERE]

10 .............................................................................

                            VIKING THE NETHERLANDS
 ................................................................................

Viking's revenues in The Netherlands increased to $22.7 million. Sales began in November 1994, and fiscal 1995 contained only 8 months of revenue compared to 12 months in fiscal 1996. Nevertheless, growth was dramatic with over 56,000 active customers throughout The Netherlands.

Our multi-function facility in Venlo, The Netherlands receives orders from Germany, The Netherlands and parts of Belgium. Each country's caller is answered in his or her own local language.

Today, our new distribution center in Utrecht services all of The Netherlands with overnight delivery and provides our customers in Amsterdam, Rotterdam and Utrecht with Same-Day Delivery.


                                 [PHOTO HERE]

                      Rolf van Kaldekerken, Country Manager
                        Peter Damman, Merchandise Manager

                       ---------------------------------
                       Revenue Growth -- THE NETHERLANDS
                       ---------------------------------
                       ($ Millions)

                              Start
                             November
                               1994     +180%

                               $8.1     $22.7

                               1995      1996
                       ---------------------------------

                              [BAR GRAPH HERE]

                            [GRAPHICS APPEAR HERE]

 ............................................................................. 11

                               VIKING AUSTRALIA
 ................................................................................


Viking Australia continued its growth with revenues of $53.4 million, up 33%. Active customers have grown to over 102,000.

Increased business required more capacity than we began with in fiscal 1994. Additional space was leased near our Sydney facility, and construction began for our main operation.

An additional distribution center has been opened in Melbourne to fulfill increasing orders and improve delivery service. Customers in Sydney and Melbourne now receive their orders the same day they call.

As we consider future markets in Asia, our Australia base can be an important resource.


                                  [PHOTO HERE]

                           Alan Verey, Country Manager
                      Anthony Keyzer, Merchandise Director

                          ---------------------------
                          Revenue Growth -- AUSTRALIA
                          ---------------------------
                          ($ Millions)


                                               +33%
                                     +149%
                            Start
                           November            $53.4
                            1993     $40.1
                            $16.1

                             1994     1995     1996
                         ---------------------------

                              [BAR GRAPHIC HERE]

                            [GRAPHICS APPEAR HERE]


12 .............................................................................

                                VIKING GERMANY
 ................................................................................

Viking began business in Germany in November 1995. In just 8 months of operations in fiscal year 1996, revenues were $52.1 million. Over 200,000 German business customers have purchased from Viking.

Our entry into Germany, with the biggest market potential in Europe, was planned for over 2 years by Viking. Many obstacles existed, including very high costs, stringent recycling demands and extremely restrictive marketing rules. After careful preparation, Viking's business began in Germany and achieved our best results ever for a new country.

In addition to our distribution center near Frankfurt, a second center will be opened near Munich. We're very proud of our new Viking German employees who accomplished so much, so quickly.


                                 [PHOTO HERE]

                      Rolf van Kaldekerken, Country Manager
                       Thomas Nicolay, Merchandise Manager

                           -------------------------
                           Revenue Growth -- GERMANY
                           -------------------------
                           ($ Millions)

                                      Start
                                    November
                                      1995


                                     $52.1

                                      1996
                           -------------------------

                              [BAR GRAPHIC HERE]

                            [GRAPHICS APPEAR HERE]

 ............................................................................. 13

                               VIKING THE FUTURE
 ................................................................................

Viking's future is exciting and filled with opportunities. In the United States, Europe, Australia and eventually Asia, Viking will expand its marketing presence and "fanatical customer service".

  . SAME-DAY DELIVERY. Customers get complete delivery within hours, the same day they call or fax us.

  . "MAGIC" COMPUTER DRIVEN CUSTOMER SERVICE ARTIFICIAL INTELLIGENCE. Customer service representatives are aided by proprietary systems that make them experts.

  . DAMAGE PROOF PACKAGING. Customers receive their orders without damage, shortage, or problems and without annoying foam or excess packing materials.

  . NEW CITIES, NEW COUNTRIES. United States satellites will open with Same-Day Delivery to new cities. New countries will experience Viking for the first time ever.


                           Viking's Database Marketing
                         creates "Personalized" catalogs
                              that avoid waste and
                                 get responses.


                            [GRAPHICS APPEAR HERE]

14 .............................................................................

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     At June 28, 1996, Viking Office Products, Inc. ("Viking" or the "Company") operated nine distribution centers throughout the United States, two in Australia and five in Europe. Operations in the foreign countries account for an increasing percentage of the Company's consolidated revenues and expenses, and an increasing amount of Viking's consolidated assets. As described in Note A of the Notes to Consolidated Financial Statements, the asset and liability accounts of Viking's foreign subsidiaries are translated for consolidated financial reporting purposes into United States Dollar amounts at year end exchange rates. Revenue and expense accounts are translated at weighted average exchange rates for the year. The Company utilizes a 52 or 53 week fiscal year ending on the last Friday in June. The fiscal year ended June 30, 1995 was a 53 week year. The years ended June 28, 1996 and June 24, 1994 were 52 week years. Foreign currency fluctuations and the number of weeks in the fiscal year can impact the results of operations.

     The table below shows, for the years indicated, the percentage relationships to revenues of items included in the Financial Highlights and the percentage changes in the dollar amounts of such items from year to year.

Results of Operations

Year ended June 28, 1996 compared to year ended June 30, 1995

     Revenues for fiscal 1996 increased $243.8 million, or 30.0% from fiscal 1995. This increase was primarily attributable to a 25.4% increase in the number of customers who purchased products during fiscal 1996, a 3.7% increase in the average revenue per customer and a 10.3% increase in the number of catalogs mailed. The revenue increase in fiscal 1996 included increases of $69.1 million in the United States, $161.4 million in European markets (the United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands and Germany) and $13.3 million in Australia. The Company began operations in Germany in November 1995. In eight months of operation, over 200,000 new customers generated revenues of $52.1 million in Germany. During fiscal 1996, revenues in the United States represented approximately 41% of the consolidated total, with the balance coming from Europe and Australia.

                                                                                            Percentage Increase
                                                       For The Fiscal Year Ended                 (Decrease)
                                                  -----------------------------------    -----------------------
                                                  June 28,     June 30,      June 24,     1996 vs.      1995 vs.
                                                    1996         1995          1994         1995          1994
                                                  ---------    ---------    ---------    ---------      --------
    Revenues....................................   100.0%       100.0%        100.0%       30.0%         43.7%
    Cost of goods sold, including delivery......    65.7         66.0          64.6        29.4          46.7
                                                  ---------    ---------    ---------
    Gross profit................................    34.3         34.0          35.4        31.2          38.1

    Selling, general............................
         and administrative expenses............    26.6         26.1          27.0        32.5          39.0
                                                  ---------    ---------    ---------
    Operating income............................     7.7          7.9           8.4        26.9          35.3
    Other income................................     0.8          1.0           0.8         2.5          73.1
    Interest expense............................     0.0          0.0           0.0       111.0          (1.8)
                                                  ---------    ---------    ---------
    Income before income taxes..................     8.5          8.9           9.2        24.0          38.7

    Provision for income taxes..................     2.8          3.2           3.6        11.5          28.8
                                                  ---------    ---------    ---------
    Net income..................................     5.7%         5.7%          5.6%       31.2%         45.1%
                                                  =========    =========    =========

 ..............................................................................15

     The increase in catalogs mailed and the number of customers purchasing products was attributable to the continuing expansion of existing markets in Europe and Australia, increased mailings in the United States and the establishment of our new market in Germany. The increase in the average revenue per customer is the result of continued improvement in database marketing techniques and a wider selection of product lines.

     Gross profit for fiscal 1996 increased by $86.1 million, or 31.2% from fiscal 1995. As a percentage of revenues, gross profit rose to 34.3% from 34.0% in the prior year. The rise in gross profit as a percentage of sales is primarily attributable to lower costs related to paper products, partially offset by the lower margins associated with the Company's entry into Germany. Excluding Germany, gross profit would have been 34.7% of revenues. Gross profit also improved due to reductions in delivery costs.

     Selling, general and administrative expenses for fiscal 1996 increased by $68.7 million, or 32.5% compared to fiscal 1995. As a percentage of revenues, these expenses increased from 26.1% in fiscal 1995 to 26.6% in fiscal 1996. Selling, general and administrative expenses have increased in the aggregate as the Company continued its expansion in Europe, primarily Germany. Without Germany, these expenses would have decreased as a percentage of revenues, from 26.0% last year to 25.7% in the current year. Catalog costs increased 25.7% in the current year driven by the increase in the number of catalogs mailed. Operating costs, consisting of branch and general and administrative expenses, have also risen from the prior year reflecting expansion in Germany and expenditures in systems and staffing to accommodate our rapid growth. While these investments increase operating and administrative expenses in the near term, the Company believes that this improved infrastructure should provide benefits in the future.

     Other income, which consists primarily of cash discounts from suppliers and interest income, increased $197,000 during fiscal 1996. This increase was attributable to cash discounts received on higher levels of purchasing, partially offset by lower interest income. The lower interest income on investments resulted from a reduction in invested balances throughout the year due to increased levels of capital expenditures.

     The effective tax rate was 32.5% for fiscal 1996 compared to 36.2% in fiscal 1995. The decrease is primarily attributable to the utilization of net operating loss carryforwards in France and Australia, combined with the use of foreign losses to offset domestic taxable income.

Year ended June 30, 1995 compared to year ended June 24, 1994

     Revenues for fiscal 1995 increased $246.8 million, or 43.7% from fiscal 1994. This increase was primarily attributable to a 23.4% increase in the number of customers who purchased products during fiscal 1995, a 16.4% increase in the average revenue per customer and a 21.6% increase in the number of catalogs mailed. The incremental revenue in fiscal 1995 included an increase of $63.5 million in the United States,a $159.3 million increase in sales in European markets (the United Kingdom, Ireland, France, Belgium, Luxembourg and The Netherlands) and a $24.0 million increase in Australia. Revenue was favorably impacted in fiscal 1995 by a 4.0% average increase in the value of the foreign currencies in the countries where Viking is engaged in business relative to the United States Dollar, and from an additional week of sales in fiscal 1995.

     The increase in catalogs mailed and the number of customers purchasing products was attributable to the continuing expansion of the United Kingdom, France and Australia markets, increased mailings in the United States and the establishment of new markets in Belgium, Luxembourg, Ireland and The Netherlands. The increase in the average revenue per customer is the result of improved database marketing techniques, a wider selection of product lines and higher customer retention rates.

     Gross profit for fiscal 1995 increased by $76.2 million, or 38.1% from fiscal 1994. As a percentage of revenues, gross profit declined to 34.0% from 35.4% in the prior year. The decline in gross profit as a percentage of sales is primarily attributable to the lower margins associated with the Company's entry into new markets and higher costs related to paper products.

     Selling, general and administrative expenses for fiscal 1995 increased by $59.4 million, or 39.0% from fiscal 1994. As a percentage of revenues, these expenses decreased from 27.0% in fiscal 1994 to 26.1% in fiscal 1995.

16..............................................................................

The increase in the dollar amount of selling, general and administrative expenses was primarily attributable to catalog costs, which rose 43.8% in fiscal 1995. The increase in catalog costs was the result of a 21.6% increase in the number of catalogs mailed, and higher paper costs. In addition to selling costs, operating costs increased in the aggregate as the Company continued its expansion programs. As a percentage of sales, however, these costs declined from the prior year. The decrease was primarily the result of the Company's ability to expand sales without a proportionate increase in overhead expenses. Additionally, the Company continued to invest in staffing and systems that should eventually result in improved efficiency throughout the organization. While these investments increase operating and administrative expenses in the near term, the company believes that this improved infrastructure should provide benefits in the future.

     Other income, which consists primarily of cash discounts from suppliers and interest income, increased $3.3 million during fiscal 1995. This increase was attributable to cash discounts received on increased levels of purchasing, and to higher interest income on investments.

     The effective tax rate was 36.2% for fiscal 1995 compared to 39.0% in fiscal 1994. The decrease is primarily attributable to the utilization of net operating loss carryforwards in France.


Liquidity and Capital Resources

     Viking's primary source of liquidity and capital has been cash flow from operations. Viking believes that its existing cash and short-term investments, cash generated from operations and available credit under its revolving credit facility will be sufficient to finance its working capital and capital expenditure requirements for the foreseeable future.

     At June 28, 1996, the Company had working capital of $146.8 million compared to $127.6 at June 30, 1995. The improved working capital position primarily reflects cash provided by operating activities of $57.4 million for fiscal 1996. Capital expenditures amounted to $61.6 million for fiscal 1996, almost twice as much as the prior year, as Viking expanded into Germany and continued to invest in its domestic and international operations. During the year, the Company opened five new distribution facilities worldwide and acquired land and buildings in the United States and Australia for headquarter buildings. Additionally, the Company continued to invest in systems that should eventually result in improved efficiency throughout the organization. During the year, cash provided by operating and financing activities that exceeded current working capital and capital expenditure requirements was invested in short-term marketable securities.

     Viking has a new revolving credit agreement which provides for an unsecured revolving credit facility up to $60 million through June 2001. Advances under this credit facility bear interest at the bank's base rate or, at the option of Viking, the LIBOR rate plus a percentage spread based upon certain defined ratios. In addition, Viking is required to pay a commitment fee of 1/8% on the total amount of the revolving credit facility. The availability of the line of credit is subject to Viking's maintenance of certain financial ratios. At June 28, 1996, no amounts were outstanding under this credit facility and the entire $60 million was available for borrowing.

     The Company believes that there are substantial opportunities throughout Europe to expand its business, and is currently developing plans to enter additional countries during fiscal 1997. Future capital expenditures related to specific expansion plans have not yet been determined. In addition to the expansion referred to above, the Company will continue to invest in information systems, distribution facilities and other capital projects designed to improve operational efficiencies. Management believes that capital requirements for such expenditures will be provided from existing cash from operations. Capital expenditures in fiscal 1997 are expected to be between $55 and $60 million.


Inflation and Seasonality

     The Company cannot accurately determine the precise effects of inflation, however, it does not believe that inflation has had a material impact on the results of operations. The Company considers its business to be somewhat seasonal, with revenue and profitability slightly higher during the third quarter of the fiscal year.

 ..............................................................................17

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

The Company maintains a system of internal accounting controls, which is designed to provide reasonable assurance that assets are safeguarded, and that the financial records reflect the authorized transactions of the Company. Management believes that existing internal accounting control systems are achieving their objectives and that they provide reasonable assurance concerning the accuracy of the financial statements.

The Audit Committee of the Board of Directors includes only directors who are neither officers nor employees of the Company. The Audit Committee meets periodically with management and the independent auditors to discuss auditing, internal accounting controls and financial reporting matters. The independent auditors have full and free access to meet with the Audit Committee with and without management being present.


          /s/ Frank R. Jarc

              Frank R. Jarc
      Executive Vice President and
         Chief Financial Officer


18..............................................................................

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Viking Office Products, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheets of Viking Office Products, Inc. and subsidiaries (the "Company") as of June 28, 1996 and June 30, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Office Products, Inc. and subsidiaries as of June 28, 1996 and June 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 28, 1996 in conformity with generally accepted accounting principles.


      /s/ Deloitte & Touche LLP
          Los Angeles, California
          August 20, 1996


 ..............................................................................19

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             (Dollars In Thousands)

                                     ASSETS

                                                                                June 28,              June 30,
                                                                                  1996                  1995
                                                                               ---------             ---------
Current assets:
     Cash and cash equivalents.............................................    $  11,693             $ 11,080
     Short-term investments................................................       33,068               36,383
     Accounts receivable, net..............................................      121,061               96,000
     Merchandise inventories...............................................       81,753               64,670
     Prepaid catalog costs.................................................       17,831               16,292
     Prepaid expenses and other current assets.............................        3,430                2,587
                                                                               ---------             --------
     Total current assets..................................................      268,836              227,012
                                                                               ---------             --------
Property and equipment, net................................................       95,231               49,083
Other assets:
     Deposits and other assets ............................................        6,590                2,364
     Intangible assets, net................................................       28,984               29,885
                                                                               ---------             --------
     Total other assets....................................................       35,574               32,249
                                                                               ---------             --------
                                                                                $399,641             $308,344
                                                                               =========             ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued expenses.................................    $  91,975             $ 76,312
     Sales and value added taxes payable...................................        3,956                6,184
     Income taxes payable..................................................       26,149               16,936
                                                                               ---------             --------
     Total current liabilities.............................................      122,080               99,432
                                                                               ---------             --------
Deferred income taxes......................................................        2,532                  386
Commitments
Stockholders' equity:
     Preferred stock, no par value; authorized, 10,000,000 shares;
        issued and outstanding, none
     Common stock, no par value; authorized, 120,000,000 shares; issued and outstanding, 82,964,193 shares at June 28, 1996 and
        81,714,908 shares at June 30, 1995.................................       98,567               92,036
     Retained earnings.....................................................      181,722              121,251
     Unamortized value of long-term incentive stock grant..................       (4,346)              (7,768)
     Cumulative foreign currency translation adjustment....................         (914)               3,007
                                                                               ---------             --------
     Total stockholders' equity............................................      275,029              208,526
                                                                               ---------             --------
              .............................................................    $ 399,641             $308,344
                                                                               =========             ========

                 See notes to consolidated financial statements.

20..............................................................................

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                    (In Thousands, Except Per Share Amounts)

                                                                            For the fiscal years ended
                                                                  ----------------------------------------------
                                                                    June 28,          June 30,         June 24,
                                                                      1996              1995            1994
                                                                  ----------        ----------        ---------
Revenues .....................................................    $1,055,754        $  811,899        $ 565,055
Cost of goods sold, including delivery........................       693,573           535,789          365,159
                                                                  ----------        ----------        ---------
Gross profit..................................................       362,181           276,110          199,896
Selling, general and administrative expenses..................       280,321           211,611          152,224
                                                                  ----------        ----------        ---------
Operating income..............................................        81,860            64,499           47,672
Other income..................................................         8,126             7,929            4,579
Interest expense..............................................           346               164              167
                                                                  ----------        ----------        ---------
Income before income taxes....................................        89,640            72,264           52,084
Provision for income taxes....................................        29,169            26,158           20,304
                                                                  ----------        ----------        ---------
Net income....................................................    $   60,471        $   46,106        $  31,780
                                                                  ==========        ==========        =========
Net income per common
   and common equivalent share................................          $.70              $.54             $.38
                                                                  ==========        ==========        =========
Weighted average number of common and
   common equivalent shares outstanding.......................        86,560            85,100           83,700
                                                                  ==========        ==========        =========

                 See notes to consolidated financial statements.


 ..............................................................................21

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars In Thousands)

                                                                                            Unamortized   Cumulative
                                                                                             value of       foreign
                                                            Common stock                     long-term     currency
                                                        ----------------------   Retained    incentive    translation
                                                          Shares      Amount     earnings   stock grant    adjustment    Total
                                                        ----------  ----------  ----------  -----------   -----------  ---------
        Balance, June 25, 1993                          78,153,812  $  80,254   $  43,365     ($9,063)      ($1,896)   $ 112,660
              Common stock issued                        1,069,928      3,270                                              3,270
              Tax benefit related to stock options                      1,182                                              1,182
              Long-term incentive stock grant            1,200,000                                                           --
              Amortization of long-term
                   incentive stock grant                                                          647                        647
              Foreign currency translation adjustment                                                           693          693
              Net income                                                           31,780                                 31,780
                                                        ----------  ---------   ---------   ---------     ---------    ---------
        Balance, June 24, 1994                          80,423,740     84,706      75,145      (8,416)       (1,203)     150,232
              Common stock issued                        1,291,168      6,004                                              6,004
              Tax benefit related to stock options                      1,326                                              1,326
              Amortization of long-term
                   incentive stock grant                                                          648                        648
              Foreign currency translation adjustment                                                         4,210        4,210
              Net income                                                           46,106                                 46,106
                                                        ----------  ---------   ---------   ---------     ---------    ---------

        Balance, June 30, 1995                          81,714,908     92,036     121,251      (7,768)        3,007      208,526
              Common stock issued                        1,649,285      6,108                                              6,108
              Tax benefit related to stock options                      3,498                                              3,498
              Long-term incentive stock grant
                   canceled                               (400,000)    (3,075)                  3,075                        --
              Amortization of long-term
                   incentive stock grant                                                          347                        347
              Foreign currency translation adjustment                                                        (3,921)      (3,921)
              Net income                                                           60,471                                 60,471
                                                        ----------  ---------   ---------   ---------     ---------    ---------

        Balance, June 28, 1996                          82,964,193  $  98,567   $ 181,722     ($4,346)        ($914)   $ 275,029
                                                        ==========  =========   =========   =========     =========    =========

                 See notes to consolidated financial statements.

22..............................................................................

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars In Thousands)

                                                                                  For the fiscal years ended
                                                                            ---------------------------------------
                                                                             June 28,       June 30,      June 24,
                                                                               1996           1995          1994
                                                                            -----------   -----------   -----------
 Cash flows from operating activities:
     Cash received from customers.........................................  $1,022,290    $  776,232    $ 542,364
     Cash paid to suppliers and employees.................................    (952,586)     (733,481)    (498,844)
     Interest received....................................................       1,669         2,711        1,073
     Interest paid........................................................        (346)         (164)        (167)
     Income taxes paid....................................................     (13,628)      (21,633)     (14,327)
                                                                            ----------    ----------    ---------
     Net cash provided by operating activities............................      57,399        23,665       30,099
 Cash flows from investing activities:
     Proceeds from sale of property and equipment.........................         788            57           71
     Capital expenditures.................................................     (61,568)      (31,324)     (16,096)
     Decrease (increase) in short-term investments........................       3,315       (13,462)     (18,085)
     Issuance of notes receivable and other...............................      (4,264)         (912)          45
                                                                            ----------    ----------    ---------
     Net cash used in investing activities................................     (61,729)      (45,641)     (34,065)
 Cash flows from financing activities:
     Proceeds from issuance of stock......................................       6,108         6,004        3,270
                                                                            ----------    ----------    ---------
     Net cash provided by financing activities............................       6,108         6,004        3,270
 Effect of exchange rate changes on cash..................................      (1,165)        1,443          216
                                                                            ----------    ----------    ---------
 Net increase (decrease) in cash and cash equivalents.....................         613       (14,529)        (480)
 Cash and cash equivalents, beginning of year.............................      11,080        25,609       26,089
                                                                            ----------    ----------    ---------
 Cash and cash equivalents, end of year...................................  $   11,693    $   11,080    $  25,609
                                                                            ==========    ==========    =========
 Reconciliation of net income to net cash provided by operating activities:
     Net income  .........................................................    $ 60,471       $46,106      $31,780
     Adjustments to reconcile net income to net cash
         provided by operating activities:
          Depreciation and amortization...................................      13,696         8,052        5,043
          Provision for doubtful accounts.................................       9,700        10,400        9,398
          Deferred income taxes...........................................       2,146          (103)         906
          Loss on sale of property and equipment..........................           4            35          435
          Increase in accounts receivable.................................     (37,545)      (37,994)     (24,415)
          Increase in merchandise inventories.............................     (18,042)      (18,257)     (13,819)
          Increase in prepaid expenses and other current assets...........      (1,942)       (5,743)      (4,753)
          Increase in accounts payable and accrued expenses...............      13,079        13,144       20,042
          Increase in other liabilities...................................      15,832         8,025        5,482
                                                                            ----------    ----------    ---------
     Net cash provided by operating activities............................     $57,399       $23,665      $30,099
                                                                            ==========    ==========    =========


                 See notes to consolidated financial statements.

 ..............................................................................23

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note A -- Summary of Significant
Accounting Policies:

General
     Viking Office Products, Inc. and subsidiaries ("Viking" or the "Company") sell office products through direct marketing catalogs and other programs to small and medium-sized businesses throughout the continental United States, United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands, Germany and Australia.
     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year
     The Company utilizes a 52 or 53 week fiscal year ending on the last Friday in June. The fiscal year ended June 30, 1995 was a 53 week year. The years ended June 28, 1996 and June 24, 1994 were 52 week years.
     Cash and Cash Equivalents The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Short-Term Investments
     Short-term investments are classified as "available for sale" under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115 and are reported at fair value. Under SFAS No. 115, fluctuations in fair value are included as a separate component of stockholders' equity. Short-term investments are comprised of $25.3 million of tax exempt municipal bonds, $4.0 million of investments in bond funds and $3.8 million of other highly liquid marketable securities. The maturities of tax exempt municipal bonds at June 28, 1996 include $10.6 million due within one year and $14.7 million due in one to three years. At June 28, 1996 and June 30, 1995, fair value did not differ significantly from cost.

Merchandise Inventories
     Merchandise inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

Prepaid Catalog Costs
     Catalog costs, which consist primarily of the costs of producing and mailing catalogs, are charged to the periods in which the catalogs generate revenue.

Property and Equipment
     Components of property and equipment are stated at cost, less accumulated depreciation. Provisions for depreciation of buildings and improvements are made using the straight-line method. Provisions for depreciation of equipment and other fixed assets are generally made using straight-line and accelerated methods. The useful lives of property and equipment are as follows:

   Buildings and improvements...............10-20 years
   Furniture, equipment and other............5-10 years
   Leasehold improvements.....Shorter of Useful Life or
                                   Remaining Lease Term
   Computer equipment.........................3-8 years

Deposits and Other Assets
     Deposits and other assets include investments in the personal residences of certain executive officers of Viking that amount to $3,446,000 and $563,000 at June 28, 1996 and June 30, 1995, respectively.

Intangible Assets
     On September 1, 1988, Viking was acquired from its founders by VOP Acquisition Corporation ("VOP") in a transaction accounted for as a purchase (the "Acquisition"). In December 1989, VOP was merged into Viking with Viking continuing as the surviving corporation. Intangible assets arising from the Acquisition represent the excess of the purchase price and related costs over the fair value assigned to the net tangible assets of the business purchased. Intangible assets are amortized on a straight-line basis over 40 years. Accumulated amortization was $7,352,000 and $6,691,000 at June 28, 1996 and June 30, 1995, respectively.
     Management reviews intangible assets for impairment at each balance sheet date by comparing anticipated undiscounted future cash flows from operating activities to the carrying value of the assets. If there is a decline in value, the carrying value of the intangible asset would be reduced to fair value.

Income Taxes
     Viking provides for income taxes in accordance with SFAS No. 109. Under SFAS No. 109, income tax expense includes income taxes payable for the current year, and certain deferred income taxes resulting from temporary differences between assets and liabilities for tax purposes and for financial statement purposes.

24..............................................................................

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Viking has not recognized income tax expense on the undistributed earnings of its foreign subsidiaries. It is the Company's intention to reinvest such earnings permanently to fund further overseas expansion. However, if such earnings were distributed to the United States, it is anticipated that federal income taxes would be substantially offset by available foreign tax credits.

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

Foreign Exchange Instruments
     The Company's use of derivatives is currently limited to forward exchange contracts which are used to minimize foreign exchange transaction gains and losses. Viking purchases foreign currency contracts to hedge short-term advances to foreign subsidiaries, and to hedge inventory purchases. The Company's foreign exchange contracts minimize the exposure to exchange rate movement risk, as any gains or losses on these contracts are offset by the gains and losses on the transactions being hedged.
     At June 28, 1996, Viking had approximately $4,127,000 of forward exchange contracts outstanding, which mature at varying dates through December 1996. The fair value of foreign exchange contracts does not differ significantly from their carrying value. At June 30, 1995, Viking had $1,500,000 of foreign exchange contracts outstanding.

Fair Value of Financial Instruments
     Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," the Company has estimated the fair value of its financial instruments using the following methods and assumptions: a) The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short-term nature; and b) The fair values of short-term investments are based on quoted market prices.

Net Income Per Common and Common Equivalent Share
     Net income per common and common equivalent share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. The weighted average number of common and common equivalent shares outstanding for the years ended June 28, 1996, June 30, 1995 and June 24, 1994 were 86,560,000, 85,100,000 and 83,700,000, respectively. For the years presented, primary and fully diluted per share amounts do not differ materially.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements
     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for the disposal of long-lived assets. The Company will adopt SFAS No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will have a significant effect on the financial statements.
     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, which is required to be adopted by the Company in the first quarter of fiscal year 1997, defines and encourages the use of the fair-value method of accounting for employee stock-based compensation, but allows the continued use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"). The Company plans to continue to measure


 ..............................................................................25

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


compensation cost for these plans using the intrinsic value based method of accounting prescribed by APB 25, and will adopt the new disclosure requirements of SFAS No. 123 in fiscal year 1997.

Reclassifications
     Certain reclassifications were made to prior year statements to conform to the current year presentation.


Note B -- Accounts Receivable:

     Accounts receivable is comprised primarily of trade receivables from customers, and is net of an allowance for doubtful accounts of $7,416,000 and $8,689,000 at June 28, 1996 and June 30, 1995, respectively. The credit risk related to these receivables is limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.


Note C -- Property and Equipment

     Property and equipment consists of the following (in thousands):

                                    June 28,   June 30,
                                     1996       1995
                                   --------   --------
 Land............................. $  7,000   $  3,490
 Buildings and improvements.......   25,137     16,809
 Furniture, equipment and other...   53,321     22,144
 Leasehold improvements...........    6,162      3,159
 Computer equipment...............   31,623     20,273
                                   --------   --------
                                    123,243     65,875
 Less accumulated depreciation
      and amortization............  (28,012)   (16,792)
                                   --------   --------
                                   $ 95,231   $ 49,083
                                   ========   ========


Note D -- Income Taxes

     A summary of the components of income taxes is as follows (in thousands):

                           For the fiscal years ended
                          ----------------------------
                           June 28,  June 30, June 24,
                             1996      1995     1994
                          --------   -------  --------
 Current
    Federal.............  $  7,157   $12,079  $  8,371
    European and other..    18,416    12,548     9,709
    State...............     1,450     1,634     1,318
                          --------   -------  --------
                            27,023    26,261    19,398
 Deferred...............     2,146      (103)      906
                          --------   -------  --------
                          $ 29,169   $26,158  $ 20,304
                          ========   =======  ========

     Income taxes as a percentage of income before income taxes differed from the United States statutory rate as follows:

                            For the fiscal years ended
                           -----------------------------
                           June 28,  June 30,  June 24,
                             1996      1995      1994
                           --------  --------  --------
 Federal income taxes at
    statutory rate........   35.0%     35.0%     35.0%
 State income taxes,
    net of federal benefit    1.3       1.4       1.9
 Amortization of intangible
    assets................    0.3       0.4       0.5
 Change in income tax
    valuation allowance...   (2.7)     (1.7)      2.0
 Other....................   (1.4)      1.1      (0.4)
                           --------  --------  --------
 Effective tax rate.......   32.5%     36.2%     39.0%
                           ========  ========  ========

     The tax effects of temporary differences that resulted in deferred assets and liabilities are as follows (in thousands):

                                     June 28,   June 30,
                                       1996       1995
                                     --------   --------
Deferred income tax assets:
 Foreign operating loss
     carryforwards................    $4,583     $7,084
 Accounts receivable allowance....     1,257      1,376
 State taxes on income............       359        617
 Uniform capitalization rules.....       453        390
 Other............................       361        299
 Less valuation allowance.........    (4,583)    (7,084)
                                      -------    -------
                                      $2,430     $2,682
                                      =======    =======
Deferred income tax liabilities:
 Prepaid catalog costs............    $3,609     $2,786
 Depreciation.....................       801         73
 Other............................       552        209
                                      ------     ------
                                      $4,962     $3,068
                                      ======     ======

     Certain foreign subsidiaries have operating loss carryforwards that expire generally through fiscal 1998. A valuation allowance was recognized because these subsidiaries are in the start-up phase. Cumulative undistributed earnings of foreign subsidiaries, for which no United States taxes have been provided, approximated $101,000,000 at June 28, 1996 and $53,000,000 at June 30, 1995.



26..............................................................................

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note E -- Profit Sharing Plan

     The employees of Viking participate in a profit sharing plan covering substantially all employees with more than three months of service. Contributions to the plan are made at the discretion of Viking's Board of Directors. Profit sharing expense was $1,500,000, $1,300,000 and $1,200,000 for the years ended June 28, 1996, June 30, 1995, and June 24, 1994, respectively.

     Effective January 1, 1996, the Company adopted a 401(k) plan which is available to all employees of the Company who meet certain age and length of service requirements. Company contributions are based on a matching formula applied to employee contributions, and are made with the approval of the Board of Directors. The Company contributed $130,000 to the 401(k) plan for the year ended June 28, 1996.


Note F -- Commitments

     Viking leases facilities for certain distribution centers. Future minimum rental payments required under noncancelable leases for the five years following June 28, 1996 are as follows (in thousands):

   1997.................................... $  9,479
   1998....................................    8,489
   1999....................................    7,446
   2000....................................    6,932
   2001....................................    6,223
   Thereafter..............................   32,298
                                            --------
   Total minimum payments required......... $ 70,867
                                            ========

     Viking has options to extend certain leases with rental rate adjustments based on the Consumer Price Index. Other leases can be extended based on fair market value. Rent expense was $7,488,000, $5,226,000, and $4,632,000 for the years ended June 28, 1996, June 30, 1995 and June 24, 1994, respectively.


Note G -- Revolving Credit Agreement

     Viking has a new revolving credit agreement which provides for an unsecured revolving credit facility up to $60 million through June 2001. Advances under this credit facility bear interest at the bank's base rate or, at the option of Viking, the LIBOR rate plus a percentage spread based upon certain defined ratios. In addition, Viking is required to pay a commitment fee of 1/8% on the total amount of the revolving credit facility. The availability of the line of credit is subject to Viking's maintenance of certain financial ratios. At June 28, 1996, no amounts were outstanding under the revolving credit facility, and the entire $60 million was available for borrowing.


Note H -- Stockholder's Equity

     On April 11, 1996, the Board of Directors approved a 2-for-1 stock split of the common stock. The stock split was effective May 1, 1996 and was distributed on May 15, 1996. Accordingly, all amounts per share and the number of shares for all periods presented have been retroactively adjusted to reflect the stock split.

Employee Stock Option Plans
     The Company currently has three employee stock option plans. Under the 1989 Incentive Stock Option Plan ("1989 Plan") as amended, 11,819,770 shares of Common Stock were available for grant during fiscal 1996 (less options previously granted or exercised) to key employees of Viking at an exercise price at least equal to the fair market value of the Common Stock on the date of the grant. The shareholders approved an amendment to the 1989 plan in July 1994, which included a provision to further increase the maximum shares issuable under the 1989 Plan on the last business day of each fiscal year commencing June 30, 1995 by a number equal to 1.25% of the number of shares issued and outstanding on such date up to a maximum of 14,000,000 shares. Accordingly, for fiscal 1997, 12,856,822 shares of Common Stock will be available for grant under the 1989 Plan, less options previously granted or exercised.
     The 1991 Nonstatutory Stock Option Plan ("1991 Plan") provides for the grant of stock options to purchase an aggregate of 400,000 shares of Common Stock at exercise prices which may be less than the fair market value of the Common Stock on the date of the grant. At June 28, 1996, 156,518 shares of Common Stock have been granted under the 1991 Plan and 8,000 were exercisable.
     The Long-Term Incentive Stock Plan, which was approved at the 1993 annual meeting of

 ..............................................................................27

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


stockholders, enables the Board of Directors to award up to 1,600,000 shares of common stock to key employees of Viking. Under the Long-Term Incentive Stock Plan, 1,200,000 shares were awarded at no cost to key employees by the Board of Directors. The fair market value of the shares at the date of the award was $9,225,000. As of June 28, 1996, 400,000 of these shares have been canceled. The shares awarded under the Long-Term Incentive Stock Plan vest at the end of fifteen years. Compensation expense is being recognized over this fifteen year restriction period and amounted to $347,000 in 1996, $648,000 in 1995 and $647,000 in 1994.

Directors Stock Option Plan
     The Company's 1992 Directors Stock Option Plan ("1992 Plan") as amended, provides for the grant of stock options to purchase an aggregate of 400,000 shares of Common Stock by non-employee directors at an exercise price at least equal to the fair market value of the Common Stock on the date of the grant. In November 1995, the shareholders approved an amendment to the 1992 Plan to provide for (i) the automatic grant, at five year intervals, of additional stock options to purchase 20,000 shares of Common Stock to each non-employee director who continues to serve on the board and (ii) that any director who was an employee of Viking and later ceases to be an employee, will be automatically granted a stock option to purchase 40,000 shares of Common Stock on the first date after such director is not an employee and is re-elected as a director. A total of 200,000 options have been granted under the 1992 Plan.

     Options to purchase 2,133,937 shares and 2,466,094 shares of Common Stock were exercisable at June 28, 1996 and June 30, 1995, respectively. Stock option activity with respect to the above plans is as follows:

 Outstanding at
    June 25, 1993.........  6,250,400    $.12 -  $7.79
     Granted..............  1,804,000   $8.06 - $12.06
     Exercised............   (995,724)  $1.22 -  $8.06
     Canceled.............   (200,800)   $.12 -  $8.06
 Outstanding at
    June 24, 1994.........  6,857,876   $1.22 - $12.06
     Granted..............  1,046,000   $2.50 - $15.25
     Exercised............ (1,228,182)  $1.22 - $13.00
     Canceled.............    (73,600)  $2.06 - $13.00
 Outstanding at
    June 30, 1995.........  6,602,094   $1.22 - $15.25
     Granted..............  2,190,518    $.25 - $26.94
     Exercised............ (1,599,155)   $.25 - $15.25
     Canceled.............   (203,200)  $1.22 - $17.38
 Outstanding at
    June 28, 1996.........  6,990,257    $.25 - $26.94


Employee Stock Purchase Plans
     The Company has three different employee stock purchase plans. The 1994 Employee Stock Purchase Plan ("Purchase Plan") was approved by the shareholders in November 1994 to replace the 1989 Employee Stock Purchase Plan which expired in December 1994. The Purchase Plan allows participating United States employees to purchase up to 1,440,000 shares of Common Stock at 85% of the fair market value of the Common Stock. The actual amount of shares that may be purchased by employees is determined by the Compensation Committee of the Board of Directors based on parameters set forth in the Purchase Plan. As of June 28, 1996, 60,130 shares had been issued under the Purchase Plan.

     In April 1993, the Board of Directors adopted the Viking Direct U.K. Share Savings Scheme ("U.K. Purchase Plan"). Under the U.K. Purchase Plan, up to 200,000 shares of Common Stock are available for purchase by full-time employees of Viking Direct, Ltd. at 80% of the fair market value of the Common Stock. As of June 28, 1996, no shares had been issued under the U.K. Purchase Plan.

28..............................................................................

                  VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In November 1993, the Board of Directors adopted the Australia Stock Purchase Scheme ("Australia Plan"). Under the Australia Plan, up to 100,000 shares of Common Stock are available for purchase by qualified employees of Viking Office Products PTY Ltd. at 85% of the fair market value of the Common Stock. As of June 28, 1996, no shares had been issued under the Australia Plan.


Note I -- Operations By Geographic Segment

     Viking has operations in the United States, United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands, Germany and Australia. Summarized financial information relating to those operations has been included in the Consolidated Financial Statements as follows
(in thousands):

                         As of and for the years ended
                         ------------------------------
                           June 28,  June 30,  June 24,
                            1996      1995      1994
                         ---------- --------- ---------
 Revenues:
   Domestic............. $  429,413 $ 360,306 $ 296,752
   European and Other...    626,341   451,593   268,303
                         ---------- --------- ---------
                         $1,055,754 $ 811,899 $ 565,055
                         ========== ========= =========

 Operating Profit:
   Domestic............. $   57,506 $  42,456 $  34,182
   European and Other...     44,975    36,432    26,143
                         ---------- --------- ---------
                         $  102,481 $  78,888 $  60,325
                         ========== ========= =========

 Income Before Income Taxes:
   Domestic............. $   42,668 $  33,026 $  24,910
   European and Other...     46,972    39,238    27,174
                         ---------- --------- ---------
                         $   89,640 $  72,264 $  52,084
                         ========== ========= =========

 Identifiable Assets:
   Domestic............. $  191,896 $ 166,073 $ 134,008
   European and Other...    207,745   142,271    93,212
                         ---------- --------- ---------
                         $  399,641 $ 308,344 $ 227,220
                         ========== ========= =========

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


                           First      Second     Third     Fourth
                          Quarter    Quarter    Quarter   Quarter
                         --------   --------   --------  --------
Year ended June 28, 1996
  Revenues.............  $230,010   $250,437   $306,828  $268,479
  Gross profit.........    80,011     85,446    104,540    92,184
  Operating income.....    18,696     17,225     24,321    21,618
  Income before
      income taxes.....    20,649     19,359     26,480    23,152
  Net income...........    13,302     12,810     18,142    16,217
  Net income per share.      $.15       $.15       $.21      $.19

Year ended June 30, 1995
  Revenues.............  $182,393   $189,160   $232,109  $208,237
  Gross profit.........    62,675     63,062     78,108    72,265
  Operating income.....    15,053     12,972     19,839    16,635
  Income before
      income taxes.....    16,629     14,707     22,168    18,760
  Net income...........    10,317      9,240     14,685    11,864
  Net income per share.      $.12       $.11       $.17      $.14


 ..............................................................................29

                           SHAREHOLDERS' INFORMATION
 ................................................................................


                                CORPORATE COUNSEL
                             Ervin, Cohen and Jessup
                            Beverly Hills, California


                              INDEPENDENT AUDITORS
                              Deloitte & Touche LLP
                             Los Angeles, California


                               STOCK REGISTRAR AND
                                 TRANSFER AGENT
                      American Stock Transfer and Trust Co.
                       40 Wall Street, New York, NY 10005
                                 (212) 936-5100


                                HOLDERS OF RECORD
                   At August 29, 1996, the approximate number
                      of holders of record of the Company's
                             Common Stock was 1,077.


                                    FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended June 28, 1996, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders of record upon written request to:
     Corporate Secretary
     Viking Office Products, Inc.
     879 West 190th Street
     P.O. Box 61144
     Los Angeles, CA 90061
     (310) 225-4500


                             SECURITIES INFORMATION
Viking Office Products, Inc. Common Stock is traded in the over-the-counter market on The Nasdaq National Market under the symbol "VKNG." The following table sets forth the range of high and low sale prices for the Company's Common Stock, adjusted for the May 1996 2-for-1 stock split.

                                 June 28, 1996
                               ------------------
Fiscal Year Ended                High      Low
                               --------   -------
First Quarter...............   21 1/8     15 3/4
Second Quarter..............   24 5/16    18 5/8
Third Quarter...............   29 3/16    20 7/8
Fourth Quarter..............   34         25 3/4

                                 June 30, 1995
                               ------------------
Fiscal Year Ended               High        Low
                               --------   -------
First Quarter...............   15 3/8     11
Second Quarter..............   16 1/4     13 1/4
Third Quarter...............   15 1/2     12 1/2
Fourth Quarter..............   18 1/2     12 1/2


The Company has not paid dividends on Common Stock and does not anticipate doing so in the foreseeable future. The Company intends to utilize its earnings to invest in the future growth and development of the Company.

30..............................................................................

                           DIRECTORS and OFFICERS 1996
 ................................................................................




                             [GRAPHIC APPEARS HERE]

                               BOARD OF DIRECTORS


                                 NEIL R. AUSTRIAN
                                   President &
                             Chief Operating Officer
                            National Football League


                                 JOAN D. MANLEY
                         Group Vice President (retired)
                                    Time Inc.


                                  IRWIN HELFORD
                                   Chairman &
                             Chief Executive Officer
                          Viking Office Products, Inc.


                             CHARLES P. DURKIN, JR.
                                Managing Director
                             Dillon Read & Co., Inc.


                                 LEE A. AULT III
                                Private Investor
                                Former Chairman &
                             Chief Executive Officer
                                Telecredit, Inc.


                                   ROLF OSTERN
                                   Founder of
                          Viking Office Products, Inc.
                                 (not pictured)




                             [GRAPHIC APPEARS HERE]
                               EXECUTIVE OFFICERS


                             IRWIN HELFORD (seated)
                       Chairman, & Chief Executive Officer


                                  BRUCE NELSON
                                   President &
                             Chief Operating Officer


                                  RON WEISSMAN
                                 Vice President,
                                    Logistics


                                   LISA BILLIG
                                 Vice President,
                                     Finance


                                  MARK L. MUIR
                                 Vice President,
                                    Marketing


                                  MARK R. BROWN
                                 Vice President,
                               Information Systems


                                  FRANK R. JARC
                                    Executive
                                Vice President &
                             Chief Financial Officer


                                STEPHEN R. KROLL
                        Vice President, Administration &
                                    Secretary


 ..............................................................................31

                       Viking catalogs in 9 countries...
                          [MANY GRAPHICS APPEAR HERE]

                             ...and 6 languages!
                          [MANY GRAPHICS APPEAR HERE]

                         [LOGO OF VIKING APPEARS HERE]

                                     VIKING
                                OFFICE PRODUCTS

    ----------------------------------------------------------------------
Corporate Offices: 879 West 190th Street, P.O. Box 61144, Los Angeles, CA 90061
                            Telephone: 310-225-4500

 [] Los Angeles, CA       [] Dallas, TX               [] Cincinnati, OH
 [] East Windsor, CT      [] Jacksonville, FL         [] Seattle, WA
 [] Minneapolis, MN       [] San Francisco, CA        [] Baltimore, MD


                     [] Leicester & London, England, U.K.

                     [] Dublin, The Republic of Ireland

                              [] Paris, France

                      [] Sydney & Melbourne, Australia

                          [] Venlo, The Netherlands

                            [] Franfurt, Germany






                                                   [GRAPHIC APPEARS HERE]