Form 10-K405, Exhibit 13
period 1997-06-27
VIKING OFFICE PRODUCTS INC
filed 1997-09-22
CIK 859303

                                    VIKING
                                OFFICE PRODUCTS
                              1997 ANNUAL REPORT
                        FISCAL YEAR ENDED JUNE 30, 1997

                                   [ARTWORK]

OUR CUSTOMERS GET MORE THAN JUST LOW PRICES FORM VIKING!

                  FANATICAL SERVICE...SAME-DAY DELIVERY!

                     Viking delivers the SAME-DAY
[ARTWORK]            our customer calls in more than 17 major markets
                     in the U.S. and in 15 international markets!
                     And, it's FREE on orders as small as $25.
                     Viking earns its customers' loyalty.
                            -----

                  OVERNIGHT DELIVERY VIRTUALLY EVERYWHERE ELSE.

                                                    INTERNATIONAL BUSINESS
                                           STRONG, HEALTHY, PROFITABLE GROWTH IN
                                             10 COUNTRIES AND 7 LANGUAGES WITH
                                                   2.2 MILLION CUSTOMERS.

                                   [ARTWORK]

          DATABASE                                       UNIQUE CUSTOMERS COVERS
          TARGETED

                                   [ARTWORK]

 ................................................................................
                               INDEX TO CONTENTS

Financial Highlights................2    Balance Sheet........................26
Chairman's Letter...................3    Financial Results.................27-29
Results by Country..............10-18    Notes to Financial Statements.....30-37
The Future.........................19    Shareholders' Information............38
Management's Discussion.........21-23    Directors and Officers...............39
 ................................................................................

                           VIKING CONTINUES TO GROW!
                           .........................

REVENUES
1992 TO 1997

[GRAPH APPEARS HERE]

MILLIONS OF DOLLARS

1992         $  320.1
1993         $  449.7
1994         $  565.1
1995         $  811.9
1996         $1,055.8
1997         $1,286.3


ACTIVE CUSTOMERS
1992 TO 1997

[GRAPH APPEARS HERE]

THOUSANDS

1992           745
1993         1,010
1994         1,240
1995         1,530
1996         1,918
1997         2,235


NET INCOME
1992 TO 1997

[GRAPH APPEARS HERE]

MILLIONS OF DOLLARS

1992           $12.8
1993           $17.2
1994           $31.8
1995           $46.1
1996           $60.5
1997           $70.1


EARNINGS PER SHARE
1992 TO 1997

[GRAPH APPEARS HERE]

DOLLARS

1992           $0.17
1993           $0.21
1994           $0.38
1995           $0.54
1996           $0.70
1997           $0.81


 ........................................................................... 1

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                             FINANCIAL HIGHLIGHTS
                     (In thousands, except per share data)

                                               1997         1996        1995       1994       1993
                                             --------     --------    --------   --------   --------
OPERATING RESULTS:
     Revenues                               $1,286,289   $1,055,754   $811,899   $565,055   $449,687
     Cost of Goods Sold,
       Including Delivery                      841,180      693,573    535,789    365,159    292,486
                                            ----------   ----------   --------   --------   --------
     Gross Profit                              445,109      362,181    276,110    199,896    157,201
     Selling, General and
        Administrative Expenses                351,094      280,321    211,611    152,224    127,843
                                            ----------   ----------   --------   --------   --------
     Operating Income                           94,015       81,860     64,499     47,672     29,358
     Other Income, Net                           8,997        7,780      7,765      4,412      2,771
                                            ----------   ----------   --------   --------   --------
     Income before Income Taxes                103,012       89,640     72,264     52,084     32,129
     Provision for Income Taxes                 32,892       29,169     26,158     20,304     14,972
                                            ----------   ----------   --------   --------   --------
     Net Income                             $   70,120   $   60,471   $ 46,106   $ 31,780   $ 17,157
                                            ==========   ==========   ========   ========   ========
     Net income per common
       and common equivalent share (1)      $      .81   $      .70   $    .54   $    .38   $    .21
                                            ==========   ==========   ========   ========   ========

FINANCIAL POSITION:
     Working Capital                        $  197,656   $  146,756   $127,580   $ 95,223   $ 68,699
     Total Assets                              474,508      399,641    308,344    227,220    165,345
     Stockholders' Equity                      352,638      275,029    208,526    150,232    112,660

(1) Restated for 2-for-1 stock splits in May 1996 and May 1994.

                                VIKING REVENUES
                         UNITD STATES vs INTERNATIONAL

                             [GRAPH APPEARS HERE]


                           UNITED STATES    INTERNATIONAL
                           -------------    -------------
1992                            68%             32%
1993                            57%             43%
1994                            53%             47%
1995                            44%             56%
1996                            41%             59%
1997                            37%             63%

2 ..............................................................................

[PICTURE APPEARS HERE]

TO OUR SHAREHOLDERS

 ................................................................................

NEW RECORDS SET
Once again, Viking achieved record revenues and record net income for its fiscal year 1997. Revenues grew 21.8% to nearly $1.3 billion, and net income increased 16% to $70.1 million. Our business outside the United States is now more than 63% of our total revenue, and growing.

NO, IT'S NOT EASY
Growing profitably in today's intensely competitive and global office products market is certainly not easy. Fiscal 1997 presented challenges to Viking in several countries. In the U.S. and almost everywhere else, paper prices were lower by as much as 34%, slowing our overall revenue growth. In France, countrywide strikes and social issues prior to their recent elections negatively affected our business during the first, second and third quarters. However, we resumed strong top-line growth in the fourth quarter. In the United Kingdom, our own capacity constraints led to slower growth in the year's second half. Now, the opening of our third distribution center in Manchester has alleviated the issue. All in all, by focusing on core issues, strengthening our catalogs, facilities, systems and people, we are set to achieve continued profitable growth.

1997 ACCOMPLISHMENTS
Fiscal year 1997 had many significant accomplishments:
     .    German revenue of $138 million.
     .    Austria, in only 6 months, had revenue of $4 million.
     . New distribution centers opened in Denver, Colorado, Utrecht, The Netherlands and Munich, Germany.
     .    New call centers opened in London, England and Dublin, Ireland.
     . Major investments in new communication networks, systems and computer capabilities.
     .    Prepared to open Italy and began research on Japan.

Even more importantly, our average annual revenue per customer increased nearly 5% and our customer retention, year over year, rose to its highest level ever.

All growth has been achieved without acquisition or debt.

1998 AND BEYOND
We are planning for strong, healthy growth. Our third U.K. distribution center in Manchester opened in August 1997; we will open Italy in early calendar 1998; all corporate functions and Western U.S. Call Centers will consolidate in our new World Headquarters in Los Angeles this fall 1997; and our new "breakthrough" digital one-on-one catalogs will have the potential to get results never before possible.

Our future is exciting and limited only by our own ability to create and successfully execute.

     Sincerely,

     /s/ Irwin Helford                      /s/ Bruce Nelson

     IRWIN HELFORD                          BRUCE NELSON
     Chairman & Chief Executive Officer     President & Chief Operating Officer

 .............................................................................. 3

 ................................................................................

IT'S WHAT CUSTOMERS THINK THAT COUNTS!
          ---------

PLACED ORDER THIS MORNING AND RECEIVED AT 1:10 P.M.
THIS AFTERNOON!

Just had to write to commend your company on the speedy service I received today. I placed an order over the phone this morning at 7:55 AM for some computer supplies, and received the shipment early this afternoon around 1:10 PM! Everything was in order, nothing was amiss. Glad I waited until your sale catalog came out, because I almost bought something at a bookstore, but I like your prices better. Keep up the good work.

     /s/ Jean Heather Akins

     Jean Heather Akins
     Alameda County Law Library
     Oakland, CA

I DON'T HAVE TO BE STRESSED OR WORRIED ABOUT MY OFFICE SUPPLIES ANYMORE!

Your service is impeccable! Not to mention quick! Before I ever started ordering from you, I was getting supplies from what I thought was a reputable company. They would send different brands from what I had ordered, shorted me product and took forever before I got my order. And their prices were not even close to yours. Viking is a blessing in disguise! In this day and age of stress and worry, it is great to know I do not have to be stressed or worried about my office supplies order anymore.

     /s/ Dru Clementz

     Dru Clementz
     Clementz Appliance Sales & Service
     Geneseo, IL

OTHERS IMPERSONAL, VIKING "OLD FASHION" SERVICE!

In these days of high technology and the impersonal computerization of dealing with customers, it is always a pleasure to call Viking and always (I stress the word always!) get an operator who 1) thanks me for calling; 2) has a pleasant and business-like tone; 3) takes the time to deal with me in the old-fashioned "the customer is nearly-always-right" manner. After doing business with Viking since 1988, it is a pleasure doing business with you!

     /s/ Mrs. James E. Booker

     Mrs. James E. Booker
     The Booker Group
     New York, NY

THEIR DISCOUNT PRICE WAS ALMOST $30 HIGHER THAN VIKING!

A local office products company in our town recently changed ownership. We thought it wouldn't hurt to order just one box of computer paper. Sure they delivered it free (from 3 blocks away) but even their discount price was almost $30 higher than the Viking price. Needless to say, the delivery person from that local store ended up taking his box back. I promptly got on the phone to your 800 number and got not only satisfaction, but a great deal from Viking Office Products again. Thank you, we have learned our lesson.

     /s/ Carol N. Flitton

     Carol N. Flitton
     Northwoodlands, Inc.
     Newport, NH

ORDERED AT 1:30 P.M.... DELIVERED AT 2:30 P.M.

I just opened an account with Viking yesterday. I placed my first order via phone at approximately 1:30 P.M. What a pleasant surprise to find my package at the door at 2:30 today.

I find it incredible that you can have more than competitive prices and unparalleled first class service. Viva la Viking.

     /s/ Bob Pantina

     Bob Pantina
     Morganville, New Jersey

YOU HAVE MY BUSINESS FOR LIFE!

I have a small tax preparation business and am about to enter my second year. I was amazed at how professional your staff treated me. The products were as stated in the catalog and arrived as promised. It is difficult for a small company like mine to get the quality of service that your staff gave to me. I will not forget how I was treated. You have my business for life and I intend to let others know about Viking Office Products.

     /s/ Edward Solomon

     Edward Solomon
     Jackson Hewitt Tax Service
     Farmingville, NY

4 ..............................................................................

 ................................................................................

INK THAT COUNTS!

YOU HAVE MANAGED TO GIVE A FIRST-CLASS SERVICE WHILST STILL RETAINING THAT PERSONAL TOUCH!

We have used your company for some years now, and have always been pleased with the efficient, helpful service you provide, as well as your sensible prices! I congratulate you on your success with your business, you have managed to give a first-class service whilst still retaining that personal touch. Keep up the good work!

     /s/ Jenny A'Bear

     Mrs. Jenny A'Bear
     Cirencester, England


IT WOULD TAKE ME AS LONG TO GET GOODS FROM THE LOCAL STORE AND THEY WOULD COST ME MORE!

Your organization is fantastic, the people that man the phones are extremely helpful. The quality of the products you sell is first class. The prices are highly competitive. The delivery service is incredible. I felt I must thank you. It would take me as long to get goods from the local store and they would cost me more.

     /s/ John Chambers

     John Chambers
     Warminster, England


I ASSURE YOU I WILL BE A LOYAL CUSTOMER BECAUSE I AM COMPLETELY SATISFIED BY YOUR SERVICES!

I can tell you that you are unbeatable! Delivery in 24 hours throughtout France: that's not true! Actually, I placed an order around 3:00 P.M. and the next morning, it was delivered at 10:15 A.M. --never seen before!

Here are your grades on a scale of 20, keeping in mind that I don't yet know all of your products: Delivery: 20. Quality: 20. Kindness of your people: 20.

     /s/ S. Lagarde

     S. Lagarde
     Chateauneuf-sur-Charente, France


I'M OVERWHELMED BY YOUR SERVICE!

I have now ordered twice from Viking Direkt Office Products and I want to tell you that I'm overwhelmed by your service. The quick delivery and the way the products are wrapped up, to avoid damage, got my positive attention.

     /s/ M. Igney

     M. Igney
     Igney & Igney Finanzmakler
     Gittelde, Germany


VIKING, YOU SAVE US TIME AND MONEY!

In the past we had to go to a store downtown whenever we had a shortage. This did cost us a lot of time and therefore money. Right now we send a fax and to our surprise everything gets delivered at our door right away.

Besides, the prices are favourable compared to what we used to pay in the past. Because we work the same way you do and also depend on customer service, we wanted to let you know, Viking, you're doing, according to us, fine. Your folders are clear and invite you to buy due to the friendly gentleman, who is not only business-like but also human and that counts for something in 1997!

     /s/ M. Ebben

     M. Ebben
     Interzon-Vakanties
     Nijmegen, The Netherlands


GENUINE DISCOUNTS, AMAZINGLY FAST DELIVERY!

I have been operating a small business for several years now and it is extremely important to me to have access to stationery supplies that are both economically priced and of good quality. I have had a number of local stationers seeking to take your place, but frankly, none of them measure up to Viking. Also appreciate the fact that you seem to value even "small" customers like myself. Local competitors may try to keep up with you, but they'll try in vain!

     /s/ Cindy Tarry

     Cindy Tarry
     Adelaide Computype
     Secretarial Services
     Valley View, SA, Australia

 .............................................................................. 5

                            VIKING'S UNITED STATES
                                  OPERATIONS
 ................................................................................


[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]

Jacksonville, Florida                       Seattle, Washington
Since 1988                                  Since 1992



[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]

Minneapolis, Minnesota                      Baltimore, Maryland
Since 1995                                  Since 1995


[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]

San Francisco, California                   Denver, Colorado
Since 1996                                  Since 1997

6 ..............................................................................

               SAME-DAY DELIVERY TO CUSTOMERS IN LOCAL MARKETS,
                    OVERNIGHT DELIVERY MOST ANYWHERE ELSE!
 ................................................................................
                      MAJOR DISTRIBUTION AND CALL CENTERS


[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]


Los Angeles, California                     Dallas, Texas
Since 1960                                  Since 1975


[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]

Cincinnati, Ohio                            East Windsor, Connecticut
Since 1979                                  Since 1987




VIKING'S NEW
WORLD HEADQUARTERS
TORRANCE, CALIFORNIA
In September 1997, all                      [PICTURE APPEARS HERE]
corporate functions will merge
into our new World Headquarters
with enhanced systems
and world wide communications networks.

 ...............................................................................7

                                   VIKING'S
                           INTERNATIONAL OPERATIONS
 ................................................................................

[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]


Leicester, England, UK                      London, England, UK
Since 1990                                  Since 1994


[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]


Manchester, England, UK                     Dublin, Ireland
Since 1997                                  Since 1995


[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]


Sydney, Australia                           Melbourne, Australia
Since 1993                                  Since 1996

8 ..............................................................................

               SAME-DAY DELIVERY TO CUSTOMERS IN LOCAL MARKETS,
                    OVERNIGHT DELIVERY MOST ANYWHERE ELSE!
 ................................................................................

[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]


Paris, France                               Utrecht, The Netherlands
Since 1992                                  Since 1996


[PICTURE APPEARS HERE]                      [PICTURE APPEARS HERE]


Frankfurt, Germany                          Munich, Germany
Since 1995                                  Since 1996




VIKING'S EUROPEAN
    BASE CENTER                  [PICTURE APPEARS HERE]
Venlo, The Netherlands
      Since 1995

 .............................................................................. 9

[ARTWORK]                    VIKING UNITED STATES
 ................................................................................
[PICTURE APPEARS HERE]

Ron Weissman, Vice President, Logistics
Fred Abt, Merchandise Director

Viking's revenue in the United States grew to $472.2 million, an increase of 10% over last year. Our selling price on paper was about 30% less than last year resulting in 4-5% less overall growth.

Almost 245,000 new customers began buying from Viking this year and active customers grew to a record 797,941. In the fourth quarter of fiscal 1997, Viking added more new customers in the United States than in any other quarter in our history. New accounts in the quarter grew at a record 39% over last years fourth quarter.

Impressing customers is our business. In 17 major U.S. markets customers now get Same-Day delivery. Most orders are delivered free and complete. In the 10 cities where Viking has distribution centers, customers can order as late as 6:00pm local time and get delivery, almost always free, before they leave their office that night. That's impressing customers!

"THAT EVERY CUSTOMER, LARGE OR SMALL, RECEIVE OUR BEST, HONEST AND PERSONAL SERVICE."

                                    [GRAPH]

                                   [ARTWORK]

10 .............................................................................

[ARTWORK]                    VIKING UNITED KINGDOM
 ................................................................................

[PICTURE APPEARS HERE]


Keith Cain, Country Manager
Brian Powell, Merchandise Director

Viking's business in the United Kingdom increased by 18% (14% in local currency) to $368.2 million and achieved record profitability. Over 541,000 customers purchased from Viking this year, more than ever before.

During the year, a new call center was opened in London to handle our increasing phone and fax volumes. During the third quarter of fiscal 1997, capacity constraints limited our growth potential. In August 1997, we opened our third distribution center in the UK at Manchester, which now provides us the necessary capacity to continue our growth.

In London, Leicester, Birmingham and now Manchester, customers can get delivery the same day they order. Same-Day delivery is the fastest growing segment of our business, and we intend to earn more of our customers business than ever before.

"THAT EACH OF OUR EFFORTS RESULTS IN SO IMPRESSING OUR CUSTOMERS, THAT THEY WANT TO BUY FROM US AGAIN."

                                    [GRAPH]

                                   [ARTWORK]

 ............................................................................. 11

[ARTWORK]                       VIKING IRELAND
 ................................................................................

[PICTURE APPEARS HERE]


Keith Cain, Country Manager
Brian Powell, Merchandise Director

This year, Viking's revenue in Ireland grew by more than 42% to $18.8 million. Ireland began in 1994 utilizing our "cross-border" capabilities from our English facility. Ireland is now serviced by its own full-service distribution center and call center in Dublin, insuring that over 99.5% of all items ordered are delivered complete the first time.

Customers in Dublin get Same-Day delivery, and customers throughout the rest of the Republic of Ireland and Northern Ireland get delivery overnight. Active accounts grew to a record 28,168 with some of our highest catalog response rates ever.

                                    [GRAPH]

                                   [ARTWORK]

12 .............................................................................

[ARTWORK]                        VIKING FRANCE
 ................................................................................

[PICTURE APPEARS HERE]


Bernard Pagneux, Country Manager
Marc Lefebvre, Merchandise Director

Fiscal 1997 was a difficult year for Viking's business in France. Continued political and social unrest, high French unemployment and a strong dollar resulted in only a 5% growth in revenues (13.4% in local currency) to $150.4 million. As a result, profitability was affected and disappointing. However, during the fourth quarter, Viking's French business began to show signs of significant improvement. Fourth quarter revenue grew by 23% in local currency.

Almost 285,000 French customers actively purchase from Viking, up almost 16% over last year. During this fiscal year, 103,466 new customers ordered from Viking. In the fourth quarter alone, new customers grew a record 35% over the same quarter last year.

French customer retention has never been higher. Earning our customer's loyalty is what it is all about.

"THAT WE PROVIDE QUALITY BUSINESS PRODUCTS AT SIGNIFICANT SAVINGS WHILE GENERATING ACCEPTABLE PROFITS FOR OUR COMPANY."

                                    [GRAPH]

                                   [ARTWORK]

 ............................................................................. 13

[ARTWORK]                           VIKING
                             BELGIUM & LUXEMBOURG
 ................................................................................

   [PICTURE APPEARS HERE]


Bernard Pagneux, Country Manager
Marc Lefebvre, Merchandise Director

Viking's revenues in Belgium and Luxembourg increased 25% to $38.6 million. Active customers grew to 75,699, an increase of 37% over last year.

Utilizing our "cross-border" capabilities from our French distribution center in Paris, Viking's Belgium and Luxembourg customers receive complete overnight delivery, usually free. Customers have a choice of Walloon or Flemish catalogs. The Flemish orders are taken in Venlo, The Netherlands, and the Walloon orders are processed in Paris, France. All calls are answered in "local" voices.

Though smaller than other Viking markets, these countries continue to grow profitably.

                                    [GRAPH]

                                   [ARTWORK]

14 .............................................................................

[ARTWORK]                   VIKING THE NETHERLANDS
 ................................................................................

  [PICTURE APPEARS HERE]


Rolf van Kaldekerken, Country Manager
Peter Damman, Merchandise Manager

Viking's revenues in The Netherlands grew by 37% to $31.2 million (51% growth in local currency), and achieved profitability for the first time.

Almost 70,000 Netherlands customers purchased from Viking in fiscal 1997, growing by more than 23%. Customer retention grew by a greater percentage than in any other country last year.

From our warehouse near Utrecht, Viking's customers in three of the largest Netherlands markets -- Amsterdam, Rotterdam and Utrecht -- can get delivery the same day they order.

During fiscal 1997, we opened and expanded a new multifunction office facility in Venlo. This facility serves as our customer service and call center for Viking's customers in The Netherlands, all of Germany, a portion of Belgium, Luxembourg and Austria. Customer calls are always answered in "local" voices. This facility and our outstanding people keep us closer to our Pan-European markets and customers -- today, and for future expansion.

                                    [GRAPH]

                                   [ARTWORK]

 ............................................................................. 15

[ARTWORK]                       VIKING AUSTRIA
 ................................................................................
                                    [PHOTO]
                      Thomas Nicolay, Merchandise Manager
                     Rolf van Kaldekerken, Country Manager


     Viking began business in Austria in January 1997. Utilizing our "cross-border" capabilities, orders are received in our Venlo, The Netherlands call center and most are delivered free and overnight from our Munich, Germany distribution center. In Venlo, customer calls from Austria are always answered with "local" voices.

     In its first 6 months of operation, Austria generated almost $4 million in revenues from 17,973 new customers.

     Viking's Austrian target business customer base is approximately 10% the size of the German market. Early results are encouraging.

                                    [GRAPH]

                                   [ARTWORK]

16..............................................................................

[ARTWORK]                       VIKING GERMANY
 ................................................................................
                                    [PHOTO]
                      Thomas Nicolay, Merchandise Manager
                     Rolf van Kaldekerken, Country Manager


     Viking Germany, in its first full fiscal year of operation, achieved very strong revenues of $138.0 million. Over 296,000 German business customers purchased from Viking in fiscal 1997. Only the United States and the United Kingdom currently have more active customers than Germany.

     In fiscal 1997, we opened our second distribution center to serve our growing German market. Located in Munich, this center provides Same-Day delivery to Munich, and by utilizing our "cross-border" capabilities, ships orders overnight to Austria. Now, for the first time ever, Viking customers get Same-Day delivery in the Munich area, just as many have enjoyed in Frankfurt.

     Germany represents the largest market potential for Viking in Europe, but also has the biggest obstacles to success. Restrictive marketing rules, high wages and social costs, and very high postage make achieving profitability difficult. Even so, Germany became profitable during this fiscal year. These are our best early results ever for a new country business.

     "That Viking be recognized by its employees, customers and suppliers for Excellence, Integrity, and Market Leadership."

                                    [GRAPH]

                                   [ARTWORK]

 ..............................................................................17

[ARTWORK]                      VIKING AUSTRALIA
 ................................................................................
                                    [PHOTO]
                          Alan Verey, Country Manager
                      Anthony Keyzer, Merchandise Director

     Viking's revenues in Australia increased 22% to $64.9 million. Active customers grew by 21% to almost 124,000. During the fourth quarter of this fiscal year, new customers increased by 66% compared to the same quarter last year.

     Viking relocated to our new expanded Sydney office facility during the fiscal year, and we began construction on a new, larger Sydney distribution center. Our rapid and successful growth outpaced the capacity of the smaller facilities.

     Viking's customers in Sydney and Melbourne receive their orders the same day they call, almost always free. Most of Viking's other Australian customers get their orders overnight and usually free.

     "THAT WE STRIVE TO PROVIDE 'SAME-DAY' OR 'NEXT-DAY' DELIVERY TO ALL OF OUR CUSTOMERS."

                                    [GRAPH]

                                   [ARTWORK]

18..............................................................................

                               VIKING THE FUTURE
 ................................................................................
                                   [ARTWORK]

     Viking's future is filled with opportunities for solid growth in both revenues and profitability. We are confident and excited about our future potential.

     We believe that a customer's loyalty is not "bought with price", it is earned with "FANATICAL CUSTOMER SERVICE". We intend to be even better at "IMPRESSING" our customers so much that they want to buy from us again.

     We'll continue to work hard impressing customers with effective merchandising and exceptional service. Among others, here are three key strategies for our future:

 .    OPENING NEW COUNTRIES & MARKETS. We will begin operations in Italy early in calendar year 1998. Japan and other parts of Asia are on our horizon.
     Spain, Portugal, the Scandinavian countries, portions of Eastern Europe and South America all represent future growth opportunities for Viking.

 .    EXPANDING SAME-DAY DELIVERY. Customers in our Same-Day Delivery zones are more loyal and grow faster than most other customers. We will expand this unique service, now in 32 markets worldwide, in both our existing countries and in new countries we enter.

 .    UNIQUE "ONE-TO-ONE" CATALOGS. Since 1991, Viking has created unique, innovative catalogs that target individual customers with one-of-a-kind offers and messages. Now in 1997, new "breakthrough" technologies have enabled us to custom print unique presentations, different for each customer. This new capability can lead us to end "junk mail", eliminate waste and generate greater customer response and loyalty than ever before possible.

                                   [ARTWORK]
 .............................................................................19

                               SAME DAY DELIVERY
 ................................................................................

Thousands of Viking Customers love it today.  Millions will "tomorrow"!

Viking Customers in 17 U.S. markets and 15 international markets get delivery the same day they call us.

 .  No time lost traveling to stores

 .  No lifting, carrying or cash needed

 .  FREE pick ups of returns and 100% refunds


  [PICTURE APPEARS HERE]

It starts with our customers:
She calls or faxes us. No busies, no delays, no machines.

[PICTURE APPEARS HERE]

We answer instantly, personally:
Viking representative assists and enters order. Friendly, helpful and compassionate.

[PICTURE APPEARS HERE]

Fullfillment begins:
Within minutes, order is processed and completed in distribution center nearest customer.

Damage-proof carton:
Viking's new carton is so strong, it resists virtually all damage, openings or other carton problems. It's custom sized for each order, and contains no plastic peanuts or other messy fillers.

It's now out for delivery:
Viking's contract fleet of trucks deliver to local customers within hours of ordering. The drivers are friendly and helpful, too.

[PICTURE APPEARS HERE]

Customer is impressed:
Customers receive their order before day's end. And, delivery is almost always free.
20 .............................................................................

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     At June 30, 1997, Viking Office Products, Inc. ("Viking" or the "Company") operated ten distribution centers throughout the United States, two in Australia and seven in Europe. Operations in the foreign countries account for an increasing percentage of the Company's consolidated revenues and expenses, and an increasing amount of Viking's consolidated assets. As described in Note 1 of the Notes to Consolidated Financial Statements, the asset and liability accounts of Viking's foreign subsidiaries are translated for consolidated financial reporting purposes into United States Dollar amounts at year end exchange rates. Revenue and expense accounts are translated at weighted average exchange rates for the year. The Company utilizes a 52 or 53 week fiscal year ending on the last Friday in June. The fiscal year ended June 30, 1995 was a 53 week year. The years ended June 27, 1997 and June 28, 1996 were 52 week years. For clarity of presentation, the Company has described all periods presented as if the years ended on June 30. Foreign currency fluctuations and the number of weeks in the fiscal year can impact the results of operations. Foreign currency fluctuations did not materially impact the results of operations for the years presented.

     The table below shows, for the years indicated, the percentage relationships to revenues of items included in the Financial Highlights and the percentage changes in the dollar amounts of such items from year to year.

Results of Operations

Year ended June 30, 1997 compared to year ended June 30, 1996

     Revenues for fiscal 1997 increased $230.5 million, or 21.8% from fiscal 1996. This increase was primarily attributable to a 16.5% increase in the number of customers who purchased products during fiscal 1997, a 4.6% increase in the average revenue per customer and a 23.1% increase in the number of catalogs mailed. The revenue increase in fiscal 1997 included increases of $42.8 million in the United States, $176.2 million in European markets (the United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands, Austria and Germany) and $11.5 million in Australia. During fiscal 1997, revenues in the United States represented approximately 36.7% of the consolidated total, with the balance coming from Europe and Australia.

     The increase in catalogs mailed and the number of customers purchasing products was attributable to the continuing expansion of existing markets in Europe, especially Germany. The increase in the average revenue per customer is the result of continued improvement in database marketing techniques and a wider selection of product lines.

                                                                                          Percentage Increase
                                                 For The Fiscal Years Ended                    (Decrease)
                                            ------------------------------------         -------------------------
                                                             June 30,
                                            ------------------------------------           1997 vs.       1996 vs.
                                              1997           1996           1995            1996           1995
                                            -------        -------        -------         ---------    -----------
Revenues                                     100.0%         100.0%         100.0%         21.8%          30.0%
Cost of goods sold, including delivery        65.4           65.7           66.0          21.3           29.4
Gross profit                                  34.6           34.3           34.0          22.9           31.2

Selling, general                              27.3           26.6           26.1          25.2           32.5
Operating income                               7.3            7.7            7.9          14.8           26.9
Other income, net                               .7             .8            1.0          15.6             .2
Income before income taxes                     8.0            8.5            8.9          14.9           24.0
Provision for income taxes                     2.6            2.8            3.2          12.8           11.5
Net income                                     5.4%           5.7%           5.7%         16.0%          31.2%

 ............................................................................. 21

     Gross profit for fiscal 1997 increased by $82.9 million, or 22.9% from fiscal 1996. As a percentage of revenues, gross profit rose to 34.6% from 34.3% in the prior year. The rise in gross profit as a percentage of revenue is primarily attributable to lower costs related to paper products, and higher margins in Germany. During fiscal 1996, Germany was in the start up phase when margins are generally lower. Gross profit also improved due to reductions in delivery costs.

     Selling, general and administrative expenses for fiscal 1997 increased by $70.8 million, or 25.2% compared to fiscal 1996. As a percentage of revenues, these expenses increased from 26.6% in fiscal 1996 to 27.3% in fiscal 1997. The increase in selling, general and administrative expenses reflects major investments in new countries, facilities and systems as well as increased advertising in the form of prospecting, which resulted in a record number of new account additions in the United States, France and Australia.

     Other income, which consists primarily of cash discounts from suppliers and interest income, increased $1.2 million during fiscal 1997. This increase was attributable to cash discounts received on higher levels of purchasing, partially offset by lower interest income. The lower interest income on investments resulted from lower interest rates, and a reduction in average invested balances throughout the year.

     The effective tax rate was 31.9% for fiscal 1997 compared to 32.5% in fiscal 1996. The decrease is primarily attributable to the implementation of tax strategies in certain European countries, and the change in the valuation allowance associated with net operating loss carryforwards.

     Year ended June 30, 1996 compared to year ended June 30, 1995

     Revenues for fiscal 1996 increased $243.8 million, or 30.0% from fiscal 1995. The increase was primarily attributable to a 25.4% increase in the number of customers who purchased products during fiscal 1996, a 3.7% increase in the average revenue per customer and a 10.3% increase in the number of catalogs mailed. The revenue increase in fiscal 1996 included increases of $69.1 million in the United States, $161.4 million in European markets (the United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands and Germany) and $13.3 million in Australia. During fiscal 1996, revenues in the United States represented approximately 41% of the consolidated total, with the balance coming from Europe and Australia.

     The increase in catalogs mailed and the number of customers purchasing products was attributable to the continuing expansion of existing markets in Europe and Australia, increased mailings in the United States and the establishment of the German market. The increase in the average revenue per customer was the result of continued improvement in database marketing techniques.

     Gross profit for fiscal 1996 increased by $86.1 million, or 31.2% from fiscal 1995. As a percentage of revenues, gross profit rose to 34.3% from 34.0% in the prior year. The rise in gross profit was primarily attributable to lower costs related to paper products, partially offset by the lower margins associated with the Company's entry into Germany. Excluding Germany, gross profit would have been 34.7% of revenues. Gross profit also improved due to reductions in delivery costs.

     Selling, general and administrative expenses for fiscal 1996 increased by $68.7 million, or 32.5% compared to fiscal 1995. As a percentage of revenues, these expenses increased from 26.1% in fiscal 1995 to 26.6% in fiscal 1996. Selling, general and administrative expenses increased in the aggregate as the Company continued its expansion in Europe, primarily Germany. Catalog costs increased 25.7% driven by the increase in the number of catalogs mailed. Operating costs, consisting of branch and general and administrative expenses, also rose from the prior year reflecting expansion in Germany and expenditures for systems and staffing.

     Other income, which consisted primarily of cash discounts from suppliers and interest income, increased $197,000 during fiscal 1996. This increase was attributable to cash discounts received on higher levels of purchasing, partially offset by lower interest income. The lower interest income on investments resulted from a reduction in average invested balances throughout the year.

22 .............................................................................

     The effective tax rate was 32.5% for fiscal 1996 compared to 36.2% in fiscal 1995. The decrease was primarily attributable to the utilization of net operating loss carryforwards in France and Australia, combined with the use of foreign losses to offset domestic taxable income.

Liquidity and Capital Resources

     Viking's primary source of liquidity and capital has been cash flow from operations. Viking believes that its existing cash and short-term investments, cash generated from operations and available credit under its revolving credit facility will be sufficient to finance its working capital and capital expenditure requirements for the foreseeable future.

     At June 30, 1997, the Company had working capital of $197.7 million compared to $146.8 at June 30, 1996. The improved working capital position primarily reflects cash provided by operating activities of $49.8 million in fiscal 1997. Capital expenditures were $49.9 million in fiscal 1997, as Viking expanded its domestic and international operations, and invested in new corporate facilities. During the year, the Company opened three new distribution facilities worldwide. Additionally, the Company continued to invest in systems the Company believes will result in improved efficiency throughout the organization. During the year, cash provided by operating and financing activities that exceeded current working capital and capital expenditure requirements was invested in short-term marketable securities.

     Viking has a revolving credit agreement which provides for an unsecured revolving credit facility up to $60 million through June 2001. Advances under this credit facility bear interest at the bank's base rate or, at the option of Viking, the LIBOR rate plus a percentage spread based upon certain defined ratios. In addition, Viking is required to pay a commitment fee of 1/8% on the total amount of the revolving credit facility. The availability of the line of credit is subject to Viking's maintaining certain financial ratios. At June 30, 1997, no amounts were outstanding under this credit facility and the entire $60 million was available for borrowing.

     The Company believes that there are substantial opportunities throughout the world to expand its business, and is currently developing plans to enter additional countries during fiscal 1998. Future capital expenditures related to specific expansion plans have not yet been determined. In addition to the expansion referred to above, the Company will continue to invest in information systems, distribution facilities and other capital projects designed to improve operational efficiencies. Management believes that capital requirements for such expenditures will be provided from existing cash from operations. Capital expenditures in fiscal 1998 are expected to be between $70 million and $75 million.

Inflation and Seasonality

     The Company cannot accurately determine the precise effects of inflation, however, it does not believe that inflation has had a material impact on the results of operations. The Company considers its business to be somewhat seasonal, with revenue and profitability slightly higher during the third quarter of the fiscal year.

 ............................................................................. 23

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

                                     /s/ Frank R. Jarc

                                     Frank R. Jarc
                                     Executive Vice President and
                                     Chief Financial Officer

24 .............................................................................

                         INDEPENDENT AUDITORS' REPORT

[LOGO OF DELOITTE & TOUCHE LLP]


Board of Directors and Stockholders
Viking Office Products, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheets of Viking Office Products, Inc. and subsidiaries (the "Company") as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Office Products, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Los Angeles, California
August 20, 1997

 ............................................................................. 25

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)



                               ASSETS

                                                                June 30,
                                                           ------------------
                                                             1997       1996
                                                           --------   -------
Current assets:
  Cash and cash equivalents.............................   $ 29,856   $ 11,693
  Short-term investments................................     26,021     33,068
  Accounts receivable, net..............................    150,931    121,061
  Merchandise inventories...............................     89,279     81,753
  Prepaid catalog costs.................................     18,290     17,831
  Prepaid expenses and other current assets.............      3,986      3,430
                                                           --------   --------
    Total current assets................................    318,363    268,836
                                                           --------   --------
Property and equipment, net.............................    121,800     95,231
Other assets:
  Deposits and other assets.............................      6,262      6,590
  Intangible assets, net................................     28,083     28,984
                                                           --------   --------
    Total other assets..................................     34,345     35,574
                                                           --------   --------
                                                           $474,508   $399,641
                                                           ========   ========

                    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses.................   $ 94,386    $ 91,975
  Sales and value added taxes payable...................     10,388       3,956
  Income taxes payable..................................     15,933      26,149
                                                           --------    --------
    Total current liabilities...........................    120,707     122,080
                                                           --------    --------
Deferred income taxes...................................      1,163       2,532
Commitments and contingencies
Stockholders' equity:
  Preferred stock, no par value; authorized,
    10,000,000 shares; issued and
    outstanding, none
  Common stock, no par value; authorized,
    120,000,000 shares; issued and outstanding,
    83,814,745 shares and 82,964,193 shares at
    June 30, 1997 and 1996, respectively................    110,845      98,567
Retained earnings.......................................    251,842     181,722
Unamortized value of long-term incentive stock grant....     (3,917)     (4,346)
Cumulative foreign currency translation adjustment......     (6,132)       (914)
                                                           --------    --------
Total stockholders' equity..............................    352,638     275,029
                                                           --------    --------
                                                           $474,508    $399,641
                                                           ========    ========

                See notes to consolidated financial statements.

26 .............................................................................

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (In thousands, except per share data)

                                                                            For the fiscal years ended
                                                                     ---------------------------------------
                                                                                    June 30,
                                                                     ---------------------------------------
                                                                         1997           1996         1995
                                                                     -----------    -----------    ----------
Revenues............................................................  $1,286,289     $1,055,754      $811,899
Cost of goods sold, including delivery..............................     841,180        693,573       535,789
                                                                      ----------     ----------     ---------
Gross profit........................................................     445,109        362,181       276,110
Selling, general and administrative expenses........................     351,094        280,321       211,611
                                                                      ----------     ----------     ---------
Operating income....................................................      94,015         81,860        64,499
Other income, net...................................................       8,997          7,780         7,765
                                                                      ----------     ----------     ---------
Income before income taxes..........................................     103,012         89,640        72,264
Provision for income taxes..........................................      32,892         29,169        26,158
                                                                      ----------     ----------     ---------
Net income..........................................................  $   70,120     $   60,471      $ 46,106
                                                                      ==========     ==========      ========
Net income per common
     and common equivalent share....................................        $.81           $.70          $.54
                                                                      ==========     ==========      ========
Weighted average number of common and common
equivalent shares outstanding.......................................      87,000         86,560        85,100
                                                                      ==========     ==========      ========

                See notes to consolidated financial statements.

 ............................................................................. 27

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                                                                                        Unamortized    Cumulative
                                                                                         value of       foreign
                                                       Common stock                      long-term      currency
                                                   ---------------------     Retained    incentive     translation
                                                    Shares        Amount     earnings   stock grant    adjustment      Total
                                                   ----------    --------    --------   -----------    -----------   --------
Balance, June 30, 1994                             80,423,740    $ 84,706    $ 75,145       ($8,416)      ($1,203)   $150,232
     Common stock issued                            1,291,168       6,004                                               6,004
     Tax benefit related to stock options               1,326                                                           1,326
     Amortization of long-term
       incentive stock grant                                                                    648                       648
     Foreign currency translation adjustment                                                                4,210       4,210
     Net income                                                                46,106                                  46,106
                                                   ----------    --------    --------       -------       -------    --------
Balance, June 30, 1995                             81,714,908      92,036     121,251        (7,768)        3,007     208,526
     Common stock issued                            1,649,285       6,108                                               6,108
     Tax benefit related to stock options                           3,498                                               3,498
     Long-term incentive stock grant canceled        (400,000)     (3,075)                    2,775                      (300)
     Amortization of long-term incentive
       stock grant                                                                              647                       647
     Foreign currency translation adjustment                                                               (3,921)     (3,921)
     Net income                                                                60,471                                  60,471
                                                   ----------    --------    --------       -------       -------    --------
Balance, June 30, 1996                             82,964,193      98,567     181,722        (4,346)         (914)    275,029
     Common stock issued                            1,020,552       6,800                                               6,800
     Tax benefit related to stock options                           6,271                                               6,271
     Long-term incentive stock grant                   30,000         745                      (745)                       --
     Long-term incentive stock grant canceled        (200,000)     (1,538)                      712                      (826)
     Amortization of long-term
      incentive stock grant                                                                     462                       462
     Foreign currency translation adjustment                                                               (5,218)     (5,218)
     Net income                                                                70,120                                  70,120
                                                   ----------    --------    --------       -------       -------    --------

Balance, June 30, 1997                             83,814,745    $110,845    $251,842       ($3,917)      ($6,132)   $352,638
                                                   ==========    ========    ========       =======       =======    ========

                See notes to consolidated financial statements.

28 .............................................................................

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                      For the fiscal years ended
                                                                --------------------------------------
                                                                              June 30,
                                                                --------------------------------------
                                                                   1997            1996          1995
                                                                ----------     ------------   ---------
Cash flows from operating activities:
     Net income...............................................  $ 70,120        $ 60,471       $ 46,106
     Adjustments to reconcile net
       income to net cash
       provided by operating activities:
          Depreciation and amortization.......................    19,707          13,696          8,052
          Provision for doubtful accounts.....................    12,623           9,700         10,400
          Deferred income taxes...............................    (1,369)          2,146           (103)
          Loss on sale of property and equipment..............       140               4             35
          Increase in accounts receivable.....................   (44,985)        (37,545)       (37,994)
          Increase in merchandise inventories.................    (9,280)        (18,042)       (18,257)
          Increase in prepaid expenses
            and other current assets..........................    (1,692)         (1,942)        (5,743)
          Increase in accounts payable
            and accrued expenses..............................       657          13,079         13,144
          Increase in other liabilities.......................     3,859          15,832          8,025
                                                                --------        --------       --------
      Net cash provided by operating activities...............    49,780          57,399         23,665
Cash flows from investing activities:
     Proceeds from sale of property and equipment.............       313             788             57
     Capital expenditures.....................................   (49,902)        (61,568)       (31,324)
     Decrease (increase) in short-term investments............     7,047           3,315        (13,462)
     Issuance (repayment) of notes receivable and other.......       756          (4,264)          (912)
                                                                --------        --------       --------
     Net cash used in investing activities....................   (41,786)        (61,729)       (45,641)
Cash flows from financing activities:
     Proceeds from issuance of stock..........................     6,800           6,108          6,004
                                                                --------        --------       --------
     Net cash provided by financing activities................     6,800           6,108          6,004
Effect of exchange rate changes on cash
  and cash equivalents........................................     3,369          (1,165)         1,443
                                                                --------        --------       --------
Net increase (decrease) in cash and cash equivalents..........    18,163             613        (14,529)
Cash and cash equivalents, beginning of year..................    11,693          11,080         25,609
                                                                --------        --------       --------
Cash and cash equivalents, end of year........................  $ 29,856        $ 11,693       $ 11,080
                                                                ========        ========       ========
Supplemental cash flow information:
     Income taxes paid........................................  $ 35,629        $ 13,628       $ 21,630
                                                                ========        ========       ========
     Interest paid............................................  $    126        $    346       $    167
                                                                ========        ========       ========

                See notes to consolidated financial statements.

 ............................................................................. 29

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
General

     Viking Office Products, Inc. and subsidiaries ("Viking" or the "Company") sell office products through direct marketing catalogs and other programs to small and medium-sized businesses throughout the continental United States, United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands, Germany, Austria and Australia.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

     The Company utilizes a 52 or 53 week fiscal year ending on the last Friday in June. The fiscal year ended June 30, 1995 was a 53 week year. The years ended June 27, 1997 and June 28, 1996 were 52 week years. For clarity of presentation, the Company has described all periods presented as if the years ended on June 30.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Short-Term Investments

     Short-term investments are classified as "available for sale" under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115 and are reported at fair value. Under SFAS No. 115, fluctuations in fair value are included as a separate component of stockholders' equity. At June 30, 1997, short-term investments are comprised of $22.5 million of tax exempt municipal bonds, $2.0 million of investments in corporate bonds and $1.5 million of other highly liquid marketable securities. The maturities of tax exempt municipal bonds at June 30, 1997 include $9.7 million due within one year and $12.8 million due in one to three years. At June 30, 1997 and June 30, 1996, fair value approximates cost.

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

Buildings and improvements......................  10-30 years

Furniture, equipment and other..................  5-10 years

Leasehold improvements..........................  Shorter of Useful Life or
 ...............................................   Remaining Lease Term

Computer equipment..............................  3-8 years

Deposits and Other Assets

     Deposits and other assets include investments in the personal residences of certain executive officers of Viking that amounted to $3,650,000 and $3,446,000 at June 30, 1997 and 1996, respectively.

Intangible Assets

     On September 1, 1988, Viking was acquired from its founders in a transaction accounted for as a purchase. Intangible assets arising from the acquisition represent the excess of the purchase price and related costs over the fair value assigned to the net tangible assets of the business purchased. Intangible assets are amortized on a straight-line basis over 40 years. Accumulated amortization was $8,254,000 and $7,352,000 at June 30, 1997 and 1996, respectively.

     Management reviews intangible assets for impairment at each balance sheet date by comparing anticipated undiscounted future cash flows from operating activities to the carrying value of the assets. If there were a decline in value, the carrying value of the intangible asset would be reduced to fair value.

Income Taxes

     Viking provides for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." Under SFAS No. 109, income tax expense includes income taxes payable for the current year, and certain deferred income

30 .............................................................................

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

taxes resulting from temporary differences between assets and liabilities for tax purposes and for financial statement purposes.

     Viking has not recognized income tax expense on the undistributed earnings of its foreign subsidiaries. It is the Company's intention to reinvest such earnings permanently to fund further overseas expansion. However, if such earnings were distributed to the United States, it is anticipated that federal income taxes would be substantially offset by available foreign tax credits. Cumulative undistributed earnings of foreign subsidiaries, for which no United States taxes have been provided, approximated $145,000,000 at June 30, 1997 and $101,000,000 at June 30, 1996.

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

Foreign Exchange Instruments

     The Company's use of derivatives is currently limited to forward exchange contracts which are used to minimize foreign exchange transaction gains and losses. Viking purchases foreign currency contracts to hedge short-term advances to foreign subsidiaries, and to hedge inventory purchases. The Company's foreign exchange contracts minimize the exposure to exchange rate movement risk. Gains and losses related to qualifying hedges of these exposures are deferred and recognized in operating income when the underlying hedged transaction occurs.

     At June 30, 1997, Viking had approximately $1,950,000 of forward exchange contracts outstanding, which mature at varying dates through August 1997. The fair value of foreign exchange contracts does not differ significantly from their carrying value. At June 30, 1996, Viking had $4,127,000 of foreign exchange contracts outstanding.

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

Net Income Per Common and Common Equivalent Share

     Net income per common and common equivalent share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. The weighted average number of common and common equivalent shares outstanding for the years ended June 30, 1997, 1996 and 1995 were 87,000,000, 86,560,000 and 85,100,000, respectively. For the years presented, primary and fully diluted per share amounts do not differ materially.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for the disposal of long-lived assets. The adoption of SFAS No. 121 in fiscal 1997 did not have a material effect on the Company's financial statements.

 ............................................................................. 31

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines and encourages the use of the fair-value method of accounting for employee stock-based compensation, but allows the continued use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations. The Company has adopted SFAS No. 123 during fiscal 1997; however, The Company will continue to measure compensation cost for these plans using the intrinsic value based method of accounting prescribed by APB 25 (See Footnote 8).

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". This statement simplifies the computation of earnings per share ("EPS") and makes them comparable with the EPS standards in other countries. Had SFAS No. 128 been effective during the fiscal years ended June 30, 1997, 1996 and 1995 "Basic Earnings Per Share" would have been $.84, $.73, and $.57, respectively, and "Diluted Earnings Per Share" would have been $.81, $.70, and $.54, respectively.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement is effective for financial statements issued for periods beginning after December 15, 1997. The Company has not yet analyzed the impact of adopting this statement.

Reclassifications

     Certain reclassifications were made to prior year statements to conform to the current year presentation.

NOTE 2 -- ACCOUNTS RECEIVABLE

     Accounts receivable is comprised primarily of trade receivables from customers, and is net of an allowance for doubtful accounts and customer returns of $8,577,000 and $7,416,000 at June 30, 1997 and 1996, respectively. The credit risk related to these receivables is limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographic regions.


NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                           June 30,
                                    --------------------
                                      1997        1996
                                    --------    --------
Land.............................   $  6,513    $  7,000
Buildings and improvements.......     31,271      25,137
Furniture, equipment and other...     61,436      43,969
Leasehold improvements...........      8,808       6,162
Computer equipment...............     39,162      31,623
Construction in progress.........     20,276       9,352
                                    --------    --------
                                     167,466     123,243
Less accumulated depreciation
     and amortization............    (45,666)    (28,012)
                                    --------    --------
                                    $121,800    $ 95,231
                                    ========    ========

NOTE 4 -- INCOME TAXES

     A summary of the components of income taxes is as follows (in thousands):

                             For the fiscal years ended
                            -----------------------------
                                       June 30,
                            -----------------------------
                             1997        1996      1995
                            -------     -------   -------
Current
    Federal..............   $12,036     $ 7,157   $12,079
    European and other...    19,675      18,416    12,548
    State................     2,550       1,450     1,634
                            -------     -------   -------
                             34,261      27,023    26,261
Deferred.................    (1,369)      2,146      (103)
                            -------     -------   -------
                            $32,892     $29,169   $26,158
                            =======     =======   =======

     Income taxes as a percentage of income before income taxes differed from the United States statutory rate as follows:


                                       For the fiscal years ended
                                       --------------------------
                                                   June 30,
                                       --------------------------
                                        1997      1996      1995
                                       ------    ------    ------
Federal income taxes at
    statutory rate...................   35.0%     35.0%     35.0%
State income taxes,
    net of federal benefit...........    1.4       1.3       1.4
Amortization of intangible assets....     .1        .3        .4
Change in income tax
    valuation allowance..............   (1.6)     (2.7)     (1.7)
Foreign income taxed at
    rates other than Federal.........   (2.8)       --        --
Other................................    (.2)     (1.4)      1.1
Effective tax rate...................   31.9%     32.5%     36.2%
                                        ====      ====      ====

32 .............................................................................

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The tax effects of temporary differences that resulted in deferred income tax assets and liabilities are as follows (in thousands):

                                        For the fiscal years ended
                                       ----------------------------
                                                  June 30,
                                       ----------------------------
                                          1997      1996      1995
                                        -------   -------   -------
Deferred income tax
    assets:
Foreign operating loss
    carryforwards..................     $ 2,949   $ 4,583   $ 7,084
Accounts receivable
    allowance......................       1,442     1,257     1,376
State taxes on income..............         583       359       617
Uniform capitalization rules.......         516       453       390
Other..............................       1,825       361       299
Less valuation allowance...........      (2,949)   (4,583)   (7,084)
                                        -------   -------   -------
                                        $ 4,366   $ 2,430   $ 2,682
                                        =======   =======   =======
Deferred income tax liabilities:
Prepaid catalog costs..............     $ 3,155   $ 3,609   $ 2,786
Depreciation.......................       1,512       801        73
Other..............................         862       552       209
                                        -------   -------   -------
                                        $ 5,529   $ 4,962   $ 3,068
                                        =======   =======   =======

     Certain foreign subsidiaries have operating loss carryforwards that expire generally through fiscal 1998. A valuation allowance was recognized because these subsidiaries are in the start-up phase.

NOTE 5 -- PROFIT SHARING PLAN

     The employees of Viking participate in a profit sharing plan covering substantially all employees with more than three months of service. Contributions to the plan are made at the discretion of Viking's Board of Directors. Profit sharing expense was $1,800,000, $1,500,000 and $1,300,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

     Effective January 1, 1996, the Company adopted a 401(k) plan which is available to all employees of the Company who meet certain age and length of service requirements. Company contributions are based on a matching formula applied to employee contributions, and are made with the approval of the Board of Directors. The Company contributed $267,000 and $130,000 to the 401(k) plan for the years ended June 30, 1997 and 1996, respectively.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES

     Viking leases facilities for certain distribution centers. Future minimum rental payments required under noncancelable leases for the five years following June 30, 1997 are as follows

(in thousands):
     1998..............................   $ 9,025
     1999..............................     8,196
     2000..............................     7,652
     2001..............................     7,141
     2002..............................     6,528
     Thereafter........................    28,106
     Total minimum payments required...   $66,648

     Viking has leases with rental rate adjustments based on the Consumer Price Index. Rent expense was $10,139,000, $7,488,000 and $5,226,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

     The Company is the defendant in an action that was filed on July 18, 1997, in The Circuit Court of Cook County, Illinois, as Pandolfi, Topolski, Weiss & Co., Ltd., et al, vs. Viking Office Products, Inc. The plaintiffs allege misleading advertising with respect to the Company's insurance charges and are seeking to obtain, on behalf of themselves and a purported class of other potential plaintiffs, reimbursement for insurance charges paid by them over a four-year period, estimated by plaintiffs to be $25 million, injunctive relief and interest and costs of suit, including attorneys' fees. The Company believes that the action is without merit and will not have a material adverse effect on the financial position of the Company.

NOTE 7 -- REVOLVING CREDIT AGREEMENT

     Viking has a revolving credit agreement which provides for an unsecured revolving credit facility up to $60 million through June 2001. Advances under this credit facility bear interest at the bank's base rate or, at the option of Viking, the LIBOR rate plus a percentage spread based upon certain defined ratios. In addition, Viking is required to pay a commitment fee of 1/8% on the total amount of the revolving credit facility. The availability of the line of credit is subject to Viking's maintaining certain financial ratios. At June 30, 1997, no amounts were outstanding under the revolving credit facility, and the entire $60 million was available for borrowing.

 ............................................................................. 33

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 -- STOCKHOLDER'S EQUITY

Long-Term Incentive Stock Plan

     The Long-Term Incentive Stock Plan, which was approved at the 1993 annual meeting of stockholders, enables the Board of Directors to award up to 1,600,000 shares of common stock to key employees of Viking. Under the Long-Term Incentive Stock Plan, 1,230,000 shares were awarded at no cost to key employees by the Board of Directors. The fair market value of the shares at the date of the awards was $9,971,250. As of June 30, 1997, 600,000 of these shares have been canceled. The shares awarded under the Long-Term Incentive Stock Plan vest at the end of fifteen years. Compensation expense is being recognized over this fifteen year restriction period and amounted to $462,000 in 1997, $647,000 in 1996 and $648,000 in 1995.

Employee Stock Option Plans

     The Company currently has two employee stock option plans. Under the Amended and Restated 1989 Incentive Stock Option Plan ("1989 Plan"), stock options may be granted to key employees of Viking at an exercise price at least equal to the fair market value of the Common Stock on the date of the grant. The maximum number of shares issuable under the 1989 Plan increases on the last day of each fiscal year by a number equal to 1.25% of the number of shares of Common Stock issued and outstanding on such date, up to a maximum of 14,000,000 shares. As of June 30, 1997, the maximum number of shares of Common Stock issuable under the 1989 Plan was 13,904,506, options to purchase 7,023,351 shares of Common Stock were outstanding, of which 2,396,651 options were presently exercisable, and options to purchase 5,673,749 shares of Common Stock had been exercised. Accordingly, at June 30, 1997, 1,207,406 shares of Common Stock remained available for grant.

     The 1991 Nonstatutory Stock Option Plan ("1991 Plan") provides for the grant of stock options to purchase an aggregate of 400,000 shares of Common Stock at exercise prices which may be less than the fair market value of the Common Stock on the date of the grant. At June 30, 1997, options to purchase 199,087 shares of Common Stock were outstanding under the 1991 Plan, of which 43,567 were exercisable, options to purchase 89,638 shares of Common Stock had been exercised and 111,275 shares of Common Stock were available for grant. The weighted average fair value of options granted in 1997 and 1996 were $9.55 and $9.23 respectively.

Directors Stock Option Plan

     The Company's 1992 Directors Stock Option Plan ("1992 Plan") as amended, provides for the grant of stock options to purchase an aggregate of 400,000 shares of Common Stock by non-employee directors at an exercise price at least equal to the fair market value of the Common Stock on the date of the grant. In November 1995, the shareholders approved an amendment to the 1992 Plan to provide for (i) the automatic grant, at five year intervals, of additional stock options to purchase 20,000 shares of Common Stock to each non-employee director who continues to serve on the Board and (ii) that any director who was an employee of Viking and later ceases to be an employee, will be automatically granted a stock option to purchase 40,000 shares of Common Stock on the first date after such director is not an employee and is re-elected as a director. A total of 220,000 options have been granted under the 1992 Plan.

     Total options granted under both plans to purchase 2,568,218 shares and 2,133,937 shares of Common Stock were exercisable at June 30, 1997 and 1996, respectively. Stock option activity with respect to the above plans is as follows:

                                                     Weighted
                                         Price       Average
                          Options        Range        Price
                          -------        -----       --------
Outstanding at
     June 30, 1994.....  6,857,876    $1.22-$12.06     $ 4.47
     Granted...........  1,046,000      2.50-15.25      12.84
     Exercised......... (1,228,182)     1.22-13.00       4.09
     Canceled..........    (73,600)     2.06-13.00       8.94
Outstanding at
     June 30, 1995.....  6,602,094      1.22-15.25       6.13
     Granted...........  2,190,518       .25-26.94      19.74
     Exercised......... (1,599,155)      .25-15.25       3.67
     Canceled..........   (203,200)     1.22-17.38       9.85
Outstanding at
     June 30, 1996.....  6,990,257       .25-26.94      10.83
     Granted...........  1,920,907      1.25-29.13      21.34
     Exercised......... (1,012,326)      .25-22.25       6.21
     Canceled..........   (496,400)      .25-29.13      16.24
Outstanding at
     June 30, 1997.....  7,402,438       .25-29.13      13.80

34 .............................................................................

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at June 30, 1997:

                        Options Outstanding                          Options Exercisable
---------------------------------------------------------------------------------------------
                                                     Weighted
                                                      Average         Weighted      Weighted
                                                     Remaining        Average       Average
   Range of                Number         Life       Exercise         Number        Exercise
Exercise Prices         Outstanding     In Years      Price         Exercisable      Price
---------------         -----------     --------    ----------      -----------     --------
$0.2500 to $3.750        1,242,377          5        $ 2.6196        1,000,057      $ 2.5277
 4.1880 to  8.375        1,587,661          6          6.5554          953,661        6.1406
11.1250 to 13.970          953,300          7         12.6317          352,500       12.4304
17.3750 to 20.938        1,041,200          8         17.9168          177,200       18.0117
22.2500 to 25.875        1,208,000          9         24.3856           43,600       22.2500
26.9380 to 29.125          691,600          9         27.2670           32,800       26.9380
14.3125 to 15.250          678,300         10         14.3606            8,400       15.2500
------------------       ---------                                   ---------
$0.2500 to $29.125       7,402,438                                   2,568,218
                         =========                                   =========

Employee Stock Purchase Plans

     The Company has five different employee stock purchase plans. The plans allow participating employees to purchase up to 1,840,000 shares of Common Stock at 80-85% of the fair market value of the Common Stock. The actual amount of shares that may be purchased by employees is determined by the Compensation Committee of the Board of Directors based on parameters set forth in the plans. As of June 30, 1997, 118,142 shares had been issued under the stock purchase plans.

     The Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, compensation cost has been recognized under its stock-based compensation plans in accordance with APB 25. Had compensation cost for the Company's stock-based compensation plans been determined based on their fair value at the grant date for options granted in 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts presented below (In thousands, except per share amounts):

                                      June 30,
                                  -----------------
                                   1997      1996
                                  -------   -------
Net Income
     As reported                  $70,120   $60,471
     Pro forma                     66,063    58,442
Net Income per common share
     As reported                  $  0.81   $  0.70
     Pro forma                       0.76      0.68


     The fair value of each option grant is established on the date of the grant using the Black-Scholes option pricing model with the following assumptions for fiscal 1997 and 1996, respectively; risk-free interest rates of 6.32% and 6.47%; expected lives of approximately four and one-half years for both years; expected volatility of 39.7% and 36.6%; dividend yield of zero for both years.

Shareholder Rights Plan

     On January 20, 1997, the Board of Directors adopted a Shareholder Rights Plan designed to assure that all Viking shareholders receive fair and equal treatment in the event of any proposed takeover of the Company, and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of Viking without paying all stockholders a control premium. The Board of Directors declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of common stock. The Rights have an exercise price of $150, trade automatically with shares of Viking common stock and may become exercisable if a person or a group acquires 15% or more of the common stock. Each Right entitles the holder to purchase, at the Rights then current exercise price, a number of common shares of Viking (or, under certain circumstances, of the acquiring person or entity) having a market value of twice the Rights exercise price. Viking's Board is entitled to redeem the Rights at $0.01 per Right at any time before the tenth day after a person has acquired 15% or more of the outstanding common stock. The dividend was distributed to shareholders of record on February 3, 1997. The Rights expire in ten years.

 ............................................................................. 35

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -- OPERATIONS BY GEOGRAPHIC SEGMENT

     Viking has operations in the United States, United Kingdom, Ireland, France, Belgium, Luxembourg, The Netherlands, Germany, Austria and Australia. Summarized financial information relating to those operations has been included in the Consolidated Financial Statements as follows (in thousands):

                                               June 30,
                                 ----------------------------------
                                    1997         1996        1995
                                 ----------   ----------   --------
Revenues:
     Domestic                    $  472,194   $  429,413   $360,306
     European and Other             814,095      626,341    451,593
                                 ----------   ----------   --------
                                 $1,286,289   $1,055,754   $811,899
                                 ==========   ==========   ========
Operating Profit:
     Domestic                    $   58,346   $   57,506   $ 42,456
     European and Other              61,603       44,975     36,432
                                 ----------   ----------   --------
                                 $  119,949   $  102,481   $ 78,888
                                 ==========   ==========   ========
Income Before Income Taxes:
     Domestic                    $   39,419   $   42,668   $ 33,026
     European and Other              63,593       46,972     39,238
                                 ----------   ----------   --------
                                 $  103,012   $   89,640   $ 72,264
                                 ==========   ==========   ========
Identifiable Assets:
     Domestic                    $  195,831   $  191,896   $166,073
     European and Other             278,677      207,745    142,271
                                 ----------   ----------   --------
                                 $  474,508   $  399,641   $308,344
                                 ==========   ==========   ========

     Operating profit is revenue less all operating expenses associated with the geographic segment. General corporate expenses that are not specifically related to a particular geographic segment are excluded from operating profit. Identifiable assets are those assets that are identified with the operations in each geographic area. Corporate assets are included in the domestic category.

36 .............................................................................

                 VIKING OFFICE PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 -- QUARTERLY SUMMARY OF OPERATIONS

     The following quarterly summary of operations is unaudited. In the opinion of Viking's management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the interim periods presented, have been included (in thousands, except per share data).

                                      First      Second     Third      Fourth
                                     Quarter    Quarter    Quarter    Quarter
                                     --------   --------   --------   --------
Year ended June 30, 1997
     Revenues                        $290,532   $316,494   $353,083   $326,180
     Gross Profit                     102,530    110,620    121,193    110,766
     Operating income                  22,495     22,637     27,368     21,515
     Income before income taxes        24,595     25,139     29,632     23,646
     Net income                        16,232     16,585     20,748     16,555
     Net income per share            $    .19   $    .19   $    .24   $    .19
Year ended June 30, 1996
     Revenues                        $230,010   $250,437   $306,828   $268,479
     Gross profit                      80,011     85,446    104,540     92,184
     Operating income                  18,696     17,225     24,321     21,618
     Income before income taxes        20,649     19,359     26,480     23,152
     Net income                        13,302     12,810     18,142     16,217
     Net income per share            $    .15   $    .15   $    .21   $    .19

 ............................................................................. 37

SHAREHOLDERS' INFORMATION

CORPORATE COUNSEL
Ervin, Cohen and Jessup LLP
Beverly Hills, California

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Los Angeles, California

STOCK REGISTRAR AND TRANSFER AGENT
American Stock Transfer and Trust Co.
40 Wall Street, New York, NY 10005
(212) 936-5100

HOLDERS OF RECORD
At August 29, 1997, the approximate number of holders of record of the Company's Common Stock was 1,449.

Form 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended June 30, 1997, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders of record upon written request to:

Corporate Secretary
Viking Office Products, Inc.
P.O. Box 61144
Los Angeles, CA 90061
(310) 225-4500
(800) 565-4858

SECURITIES INFORMATION

Viking Office Products, Inc. Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "VKNG." The following table sets forth the range of high and low sale prices for the Company's Common Stock.

                               June 30, 1997
                              ---------------
Fiscal Year Ended              High     Low
                              ------   ------
First Quarter                 31 3/4   22 1/8
Second Quarter                30 7/8   25
Third Quarter                 29 1/8   19 1/8
Fourth Quarter                21 3/8   13 1/2

                               June 30, 1996
                              ---------------
Fiscal Year Ended              High     Low
                              ------   ------
First Quarter                 21 1/8   15 3/4
Second Quarter                24 5/16  18 5/8
Third Quarter                 29 3/16  20 7/8
Fourth Quarter                34       25 3/4

The Company has not paid dividends on Common Stock and does not anticipate doing so in the foreseeable future. The Company intends to utilize its earnings to invest in the future growth and development of the Company.

38
 ................................................................................

DIRECTORS and OFFICERS 1997

[PHOTO APPEARS HERE]

BOARD OF DIRECTORS
 . Neil R. Austrian
  President & Chief Operating Officer
  National Football League

 . Charles P. Durkin, Jr.
  Managing Director
  Dillon Read & Co., Inc.

 . Joan D. Manley
  Group Vice President (retired)
  Time, Inc.

 . Irwin Helford
  Chairman & Chief Executive Officer
  Viking Office Products, Inc.

 . Bruce Nelson
  President & Chief Operating Officer
  Viking Office Products, Inc.

 . Lee A. Ault III
  Private Investor
  Former Chairman & Chief Executive Officer
  Telecredit, Inc.


EXECUTIVE OFFICERS

[PHOTO APPEARS HERE]

 . Irwin Helford (seated)
  Chairman & Chief Executive Officer

 . Ron Weissman
  Vice President, Logistics

 . Bruce Nelson
  President & Chief Operating Officer

 . Charlotte Wiethoff
  Vice President, Administration &
  Corporate Secretary

 . Mark L. Muir
  Vice President, Marketing

 . Mark R. Brown
  Vice President, Information Systems

 . Frank R. Jarc
  Executive Vice President &
  Chief Financial Officer

 . Graham Cundick
  Vice President, European Merchandising

 ............................................................................. 39

190,987,845 Viking catalogs......in 10 countries and 7 languages!

UNITED STATES

UNITED KINGDOM

IRELAND

AUSTRALIA

FRANCE

BELGIUM & LUXEMBOURG

THE NETHERLANDS

GERMANY

AUSTRIA

                       [LOGO OF VIKING OFFICE PRODUCTS]

                               World Headquarters
                   950 West 190th Street, Torrance, CA 90502
                 Telephone: (310) 225-4500  Fax: (310) 327-2376
                       Investor Relations: (800) 565-4858
                                www.vikingop.com

                                 United States
                                 -------------

    . Los Angeles, CA      . Dallas, TX            . Cincinnati, OH
    . East Windsor, CT     . Jacksonville, FL      . Seattle, WA
    . Minneapolis, MN      . Baltimore, MD         . San Franscisco, CA
                           . Denver, CO

                                 International
                                 -------------

                . Leicester, London & Manchester, England, U.K.
                       . Dublin, The Republic of Ireland
                                . Paris, France
                        . Venlo & Beesd, The Netherlands
                         . Munich & Frankfurt, Germany
                        . Sydney & Melbourne, Australia